08004583



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# ORBIS ~~GROUP~~

# CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at June 30, 2008 and for 6 months ended on June 30, 2008



llw 8/29

(all amounts are quoted in PLN thousands, unless otherwise stated)

## CONSOLIDATED BALANCE SHEET

as at June 30, 2008, March 31, 2008, December 31, 2007 and June 30, 2007

| Assets | balance as at June 30, 2008 | balance as at March 31, 2008 | balance as at December 31, 2007 | balance as at June 30, 2007 |
|---|---|---|---|---|
| **Non-current assets** | **2 173 202** | **2 120 744** | **2 109 658** | **2 048 564** |
| Property, plant and equipment | 2 009 483 | 1 958 424 | 1 946 060 | 1 880 970 |
| Intangible assets, of which: | 110 707 | 110 360 | 110 640 | 109 883 |
| - goodwill | 108 328 | 108 328 | 108 328 | 107 708 |
| Investment in an associated company consolidated using the equity method of accounting | 8 346 | 8 222 | 8 067 | 9 666 |
| Available-for-sale financial assets | 1 970 | 547 | 547 | 662 |
| Other financial assets | 2 104 | 2 746 | 3 640 | 4 529 |
| Investment property | 39 233 | 39 484 | 39 736 | 41 500 |
| Other long-term investments | 552 | 552 | 552 | 552 |
| Deferred income tax assets | 807 | 409 | 416 | 802 |
| **Current assets** | **283 993** | **225 042** | **246 897** | **265 636** |
| Inventories | 11 801 | 8 786 | 9 403 | 11 539 |
| Trade receivables | 102 199 | 73 694 | 60 625 | 83 028 |
| Income tax receivables | 52 | 744 | 692 | 46 |
| Other short-term receivables | 102 700 | 93 970 | 62 839 | 72 056 |
| Financial assets at fair value through profit or loss | 0 | 0 | 6 986 | 0 |
| Cash and cash equivalents | 67 241 | 47 848 | 106 352 | 98 967 |
| **Non-current assets held for sale** | **14 557** | **11 635** | **10 745** | **17 161** |
| **Total assets** | **2 471 752** | **2 357 421** | **2 367 300** | **2 331 361** |

(all amounts are quoted in PLN thousands, unless otherwise stated)

## CONSOLIDATED BALANCE SHEET, continued

as at June 30, 2008, March 31, 2008, December 31, 2007 and June 30, 2007

| Equity and Liabilities | balance as at June 30, 2008 | balance as at March 31, 2008 | balance as at December 31, 2007 | balance as at June 30, 2007 |
|---|---|---|---|---|
| **Total equity** | **1 801 972** | **1 790 544** | **1 800 327** | **1 671 277** |
| **Capital and reserves attributable to equity holders of the Company** | **1 800 409** | **1 788 980** | **1 798 484** | **1 669 947** |
| Share capital | 517 754 | 517 754 | 517 754 | 517 754 |
| Other capital | 133 333 | 133 333 | 133 333 | 133 333 |
| Foreign currency translation reserve | (1 145) | (907) | (848) | (675) |
| Retained earnings | 1 150 467 | 1 138 800 | 1 148 245 | 1 019 535 |
| **Minority holdings** | **1 563** | **1 564** | **1 843** | **1 330** |
| **Non-current liabilities** | **330 171** | **320 509** | **297 857** | **341 205** |
| Borrowings | 233 923 | 218 878 | 188 904 | 230 888 |
| Deferred income tax liability | 56 460 | 60 751 | 66 827 | 65 016 |
| Other non current liabilities | 4 171 | 5 008 | 5 994 | 8 339 |
| Provision for pension and similar benefits | 35 596 | 35 851 | 36 111 | 36 911 |
| Provisions for liabilities | 21 | 21 | 21 | 51 |
| **Current liabilities** | **339 609** | **246 368** | **269 116** | **318 879** |
| Borrowings | 93 697 | 77 846 | 87 315 | 92 623 |
| Trade payables | 80 752 | 53 415 | 93 002 | 91 006 |
| Current income tax liabilities | 4 976 | 406 | 7 981 | 3 849 |
| Other current liabilities | 151 022 | 105 442 | 71 284 | 123 765 |
| Provision for pension and similar benefits | 6 420 | 6 685 | 6 906 | 5 805 |
| Provisions for liabilities | 2 742 | 2 574 | 2 628 | 1 831 |
| **Total equity and liabilities** | **2 471 752** | **2 357 421** | **2 367 300** | **2 331 361** |

(all amounts are quoted in PLN thousands, unless otherwise stated)

## CONSOLIDATED INCOME STATEMENT

**for 6 months and for 3 months ended on June 30, 2008 with comparable figures for the year 2007**

| | 3 months ended on June 30, 2008 | 6 months ended on June 30, 2008 | 3 months ended on June 30, 2007 | 6 months ended on June 30, 2007 |
|---|---|---|---|---|
| Net sales of services | 322 866 | 550 117 | 307 643 | 533 507 |
| Net sales of products, merchandise and raw materials | 1 106 | 2 083 | 1 421 | 2 854 |
| Cost of services, products, merchandise and raw materials sold | (223 608) | (410 427) | (209 649) | (390 123) |
| **Gross profit on sales** | **100 364** | **141 773** | **99 415** | **146 238** |
| Other operating income | 2 169 | 5 472 | 3 496 | 11 926 |
| Distribution & marketing expenses | (16 195) | (27 196) | (15 252) | (27 870) |
| Overheads & administrative expenses | (40 919) | (79 008) | (44 816) | (84 346) |
| Other operating expenses | (3 253) | (6 141) | (3 511) | (7 759) |
| **Operating profit** | **42 166** | **34 900** | **39 332** | **38 189** |
| Financial income | 0 | 0 | 30 | 30 |
| Financial expenses | (4 720) | (9 393) | (4 179) | (7 862) |
| Share in net profits of subsidiaries, affiliates and associated companies | 124 | 279 | 1 011 | 1 677 |
| **Profit before tax** | **37 570** | **25 786** | **36 194** | **32 034** |
| Income tax expense | (7 473) | (5 413) | (7 134) | (6 763) |
| **Net profit for the period** | **30 097** | **20 373** | **29 060** | **25 271** |
| **Ascribed to:** | | | | |
| Shareholders of the controlling company | 30 098 | 20 653 | 29 261 | 25 658 |
| Minority shareholders | (1) | (280) | (201) | (387) |
| | **30 097** | **20 373** | **29 060** | **25 271** |
| **Profit per common share (in PLN)** | | | | |
| Profit per share attributable to the equity holders of the Company for the period | 0,65 | 0,45 | 0,64 | 0,56 |

Total profit for the period relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

**for 6 months and for 3 months ended on June 30, 2008 with comparable figures for the year 2007**

| | Capital attributable to equity holders of the Company | | | | | |
|---|---|---|---|---|---|---|
| | Share capital | Other capital | Foreign currency translation reserve | Retained earnings | Minority interests | Total |
| **Twelve months ended on December 31, 2007** | | | | | | |
| **Balance as at January 1, 2007** | 517 754 | 133 333 | (628) | 1 009 544 | 1 717 | 1 661 720 |
| - profit (loss) for the financial year | 0 | 0 | 0 | 154 368 | (249) | 154 119 |
| - translation differences on consolidation | 0 | 0 | (220) | 0 | 0 | (220) |
| - others | 0 | 0 | 0 | 0 | 375 | 375 |
| **Total recognised income** | 0 | 0 | (220) | 154 368 | 126 | 154 274 |
| dividends | 0 | 0 | 0 | (15 667) | 0 | (15 667) |
| **Balance as at December 31, 2007** | 517 754 | 133 333 | (848) | 1 148 245 | 1 843 | 1 800 327 |
| **of which: six months ended on June 30, 2007** | | | | | | |
| **Balance as at January 1, 2007** | 517 754 | 133 333 | (628) | 1 009 544 | 1 717 | 1 661 720 |
| - profit (loss) for the period | 0 | 0 | 0 | 25 658 | (387) | 25 271 |
| - translation differences on consolidation | 0 | 0 | (47) | 0 | 0 | (47) |
| **Total recognised income** | 0 | 0 | (47) | 25 658 | (387) | 25 224 |
| dividends | 0 | 0 | 0 | (15 667) | 0 | (15 667) |
| **Balance as at June 30, 2007** | 517 754 | 133 333 | (675) | 1 019 535 | 1 330 | 1 671 277 |
| **Six months ended on June 30, 2008** | | | | | | |
| **Balance as at January 1, 2008** | 517 754 | 133 333 | (848) | 1 148 245 | 1 843 | 1 800 327 |
| - profit (loss) for the period | 0 | 0 | 0 | 20 653 | (280) | 20 373 |
| - translation differences on consolidation | 0 | 0 | (297) | 0 | 0 | (297) |
| **Total recognised income** | 0 | 0 | (297) | 20 653 | (280) | 20 076 |
| dividends | 0 | 0 | 0 | (18 431) | 0 | (18 431) |
| **Balance as at June 30, 2008** | 517 754 | 133 333 | (1 145) | 1 150 467 | 1 563 | 1 801 972 |
| **of which: three months ended on June 30, 2008** | | | | | | |
| **Balance as at April 1, 2008** | 517 754 | 133 333 | (907) | 1 138 800 | 1 564 | 1 790 544 |
| - profit (loss) for the period | 0 | 0 | 0 | 30 098 | (1) | 30 097 |
| - translation differences on consolidation | 0 | 0 | (238) | 0 | 0 | (238) |
| **Total recognised income** | 0 | 0 | (238) | 30 098 | (1) | 29 859 |
| dividends | 0 | 0 | 0 | (18 431) | 0 | (18 431) |
| **Balance as at June 30, 2008** | 517 754 | 133 333 | (1 145) | 1 150 467 | 1 563 | 1 801 972 |

(all amounts are quoted in PLN thousands, unless otherwise stated)

## CONSOLIDATED CASH FLOW STATEMENT

**for 6 months and for 3 months ended on June 30, 2008 with comparable figures for the year 2007**

| | 3 months ended on June 30, 2008 | 6 months ended on June 30, 2008 | 3 months ended on June 30, 2007 | 6 months ended on June 30, 2007 |
|---|---|---|---|---|
| **OPERATING ACTIVITIES** | | | | |
| **Profit before tax** | **37 570** | **25 786** | **36 194** | **32 034** |
| **Adjustments:** | **51 981** | **68 725** | **44 753** | **79 603** |
| Share in net profit /loss of companies consolidated using the equity method of accounting | (124) | (279) | (1 011) | (1 677) |
| Depreciation and amortization | 42 517 | 84 917 | 41 058 | 81 702 |
| (Gain) loss on foreign exchange differences | (652) | (275) | (381) | (415) |
| Interests | 5 203 | 9 310 | 4 057 | 7 871 |
| Profit/loss on investing activity | (1 182) | (702) | 997 | 841 |
| Change in receivables | (43 082) | (84 015) | (23 030) | (55 222) |
| Change in current liabilities, excluding borrowinç | 50 952 | 63 015 | 35 048 | 53 720 |
| Change in provisions | (352) | (887) | (8 497) | (1 286) |
| Change in inventories | (3 015) | (2 398) | (2 969) | (2 351) |
| Other adjustments | 1 716 | 39 | (519) | (3 580) |
| **Cash from operating activities** | **89 551** | **94 511** | **80 947** | **111 637** |
| Income tax paid | (6 970) | (18 612) | (7 244) | (10 373) |
| **Net cash flow from operating activities** | **82 581** | **75 899** | **73 703** | **101 264** |
| **INVESTING ACTIVITIES** | | | | |
| Proceeds from sale of property, plant and equipment and intangible assets | 5 913 | 9 906 | 2 372 | 6 224 |
| Proceeds from sale of short-term securities | 10 983 | 17 983 | 18 209 | 33 176 |
| Interests received | 7 | 17 | 1 | 35 |
| Other investing income | 0 | 0 | 4 | 9 |
| Purchase of property, plant and equipment and intangible assets | (93 043) | (170 595) | (49 742) | (114 960) |
| Purchase of related entities | (832) | (1 242) | (409) | (819) |
| Purchase of short-term securities | (10 983) | (10 983) | (18 236) | (33 100) |
| **Net cash flow from investing activities** | **(87 955)** | **(154 914)** | **(47 801)** | **(109 435)** |
| **FINANCING ACTIVITIES** | | | | |
| Proceeds from borrowings | 34 861 | 70 013 | 5 743 | 8 301 |
| Other financial income | 0 | 0 | 0 | 2 |
| Repayment of borrowings | (1 723) | (20 303) | (231) | (231) |
| Interest payment | (7 510) | (8 252) | (6 032) | (6 678) |
| Financial lease payments | (749) | (1 406) | (758) | (1 305) |
| Other financial cash flow | (112) | (148) | (107) | (198) |
| **Net cash flow from financing activities** | **24 767** | **39 904** | **(1 385)** | **(109)** |
| **Change in cash and cash equivalents** | **19 393** | **(39 111)** | **24 517** | **(8 280)** |
| **Cash and cash equivalents at the beginning of period** | **47 848** | **106 352** | **74 450** | **107 247** |
| **Cash and cash equivalents at the end of period** | **67 241** | **67 241** | **98 967** | **98 967** |

# NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT JUNE 30, 2008 AND FOR 6 MONTHS ENDED JUNE 30, 2008

TABLE OF CONTENTS

## 1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 Street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.

Orbis S.A. is Poland's largest hotel company that employs nearly 3.2 thousand persons (average employment level in full-time jobs) and operates a network of 42 hotels (8,399 rooms) in 27 major cities, towns and resorts in Poland. Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels. Additionally, the Company owns 5 Etap-branded hotels and 1 Mercure-branded hotel operated by its subsidiary Hekon Hotele Ekonomiczne S.A.).

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Orbis Travel Sp. z o.o., Orbis Transport Sp. z o.o. and its associate Orbis Casino Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

**Major companies of the Orbis Group:**

**Hekon – Hotele Ekonomiczne S.A.** operates Poland's largest network comprising: eight Ibis hotels, five Etaps, two Novotels and one Mercure hotel. In aggregate, the company's hotels offer 2,289 rooms in 8 towns in Poland. Moreover, the company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

**Polskie Biuro Podróży Orbis Sp. z o.o.** running its activities under the business name of **Orbis Travel** is the largest Polish travel agent and a major organizer of outgoing, incoming and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

**Orbis Transport Sp. z o.o.** is the major Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The complete list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements have been prepared as at **June 30, 2008 and for 6 months ended June 30, 2008.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that have been approved by the European Union.
The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the annual consolidated financial statements for 2007. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

### 2.1 Major events of the current quarter

1. In the 2nd quarter of 2008, the Hotel Group reported EBITDA better by 9.8% then a year ago (for two quarters cumulatively 7.6%). Occupancy rate, which in the last three months exceeded 61%, and higher average room rate resulted in increase of revenue per available room (RevPAR). In the same period, the Group generated EBITDA higher by 5.3%. Cumulatively, for two quarters, EBITDA of the Group remained similar to that of last year.
2. As part of the adopted strategy, in May of this year, two more ETAP brand hotels in Krakow and in Katowice started operations. The hotels are operated by a subsidiary, Hekon – Hotele Ekonomiczne S.A.
3. By virtue of resolution dated May 12, 2008, the Supervisory Board of Orbis S.A. entrusted Deloitte Audyt Sp. z o.o. with audit of financial statements of the Company and the Orbis Group for 2008-2010.
4. Mr. Krzysztof Andrzej Gerula, the First Vice-President of the Management Board of Orbis S.A. handed in his resignation from the function as of June 11, 2008.
5. On June 19, 2008, the General Meeting of Shareholders took a resolution to pay dividend of PLN 18,431 thousand (PLN 0.40 per share), approved the financial statements for 2007 and confirmed the discharge of duties by members of the Management Board and Supervisory Board (see current report no. 16/2008).
6. On June 19, 2008, the Company's Supervisory Board appointed members of the Management Board of the 7th tenure (see current report no. 17/2008).
7. On June 19, 2008, the General Meeting of Shareholders approved amendments to the Company's Statutes and determined their uniform text (see current report no. 16/2008).

Jean-Philippe Savoye comments:

"In the 2nd quarter of 2008, the Orbis Capital Group reported an increase in sales by 4,82% and a better EBITDA by 5,34% in comparison to the 2nd Q of 2007. For two quarters cumulative, sales increased by 2,95% and EBITDA rests at similar level. These figures show off a stable financial outlook for the Orbis company.
In view of scale of the business, the most considerable impact is exerted by the Orbis Hotel Group, reporting a 4,24% sales growth for the 2nd Q of 2008 (in cumulative, a 2,89% growth) and a EBITDA strong jump by 9,81% (in cumulative, a 7,6% growth). These strong figures were generated even though the hotel base was reduced in comparison to that in the 2nd Q of 2007 by the closed and sold hotels. If sales were compared without the closed hotels, the increase would amount to 7,8% for this last quarter of the Hotel Group. The Novotel Vilnius in Lithuania shows solid figures as sales progressed by 10,39% and EBITDA by 53,13% in the 2nd Q of 2008!
Orbis Hotel Group higher EBITDA generation is due to the implementation of a economic hotels portfolio enlargement (two newly built Etap hotels were rendered operative) and a yield management sales and distribution policy. Orbis Hotel Group strategy focused on accelerated development under Ibis and Etap brand hotel network should improve the Orbis business profile and allow it to capitalize on an expected increase in demand for economy hotel services in Poland and in the Baltic States. "

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 2.2 Factors significant for the development of the Group

### 2.2.1 External factors

#### MACROECONOMIC SITUATION

**Economic growth.** The level and rate of growth of the GDP is the basic factor determining demand in the tourist and hotel sector. According to preliminary projections of Analyses and Forecasting Department in Ministry of Economy the growth in gross domestic product in the 2nd quarter of 2008 will probably stand at 6.0 %, against 6.5% growth reported last year.

**Trade.** Data published by the Central Statistical Office indicate that in the period January-May 2008 exports in current prices amounted to PLN 168.9 billion, while imports totaled PLN 198.5 billion. As compared to the corresponding period of 2007, exports rose by 8.0%, and imports by 8.9%. The negative balance stood at PLN 29.6 billion (in the same period of 2007 it was – PLN 25.9 billion). Among Poland's chief trade partners, the highest trade growth was reported in exports to Russia, Great Britain, France, Sweden and Ukraine, while in imports from the Republic of Korea, China and Russia.

**Labor market.** Data published by the Central Statistical Office indicate that at the end of the 2nd quarter of 2008 average employment in the enterprise sector went up by 5.6% as compared to the corresponding period of 2007 and totaled over 5.39 million persons, which testifies to high demand for labor. In turn, the average monthly salary in the enterprise sector stood at PLN 3,215.32 in June 2008 and was by 12.0% higher than in June 2007. In June 2008 , the number of the unemployed was reported to have dropped both in annual and monthly terms. The unemployed registered in labor offices as at the end of June 2008 accounted for 9.6% of professionally active civil population (in May 2008 – 10.0%, in June 2007 – 12.3%).

**Annual price growth.** In the 2nd quarter of 2008 (according to data published by the Central Statistical Office) we observed the further growth in consumer prices, which was related, among others, to the global increase in oil and food prices. In June 2008 proves of consumer goods and services rose by 4.6% as compared to the corresponding month of 2007, while comparing the 1st half of 2008 to the 1st half of 2007, the consumer price index stood at 104.2 (price increase by 4.2%). In 2nd quarter of 2008 the MPC increased interest rates by 0.25 percentage points.

**Currency rates.** The EUR/PLN exchange rate exerts a substantial impact on the level of sales in the hotel department, foreign incoming tourism department and the car rental segment (Rent a Car). In the 2nd quarter of 2008 we witnessed further strengthening of the Polish Złoty against foreign currencies. According to data of the National Bank of Poland, in June 2008 the average EUR/PLN rate was PLN 3.3760 and was lower than the average EUR/PLN rate in June 2007 by as much as 11.3 %. The decline in the exchange rate of EUR against PLN negatively impacts hotel sales. However, weaker EUR against PLN may push up profits in the foreign outgoing tourism handled by Orbis Travel.

#### TOURIST TRAFFIC

The Institute of Tourism published estimates of figures for the 1st quarter of 2008 in the field of incoming and outgoing traffic. In the 1st quarter of 2008 a total of 10.7 million of Poles' departures abroad were reported (by approx. 2% fewer than in the 1st quarter of 2007). In the same period 13.2 million foreigners arrived to Poland (by 9.7% fewer than in the 1st quarter of 2007). The number of tourist arrivals in this quarter is estimated at some 2.9 million (by 8.6% fewer than in the 1st quarter of 2007). The arrivals are still mainly for the purposes of business, tourism and recreation, and family and social visits. Average tourists spending in Poland in the 1st quarter of 2008 amounted to USD 357 per capita and USD 105 per day of stay. A considerable increase in spending per capita has been observed since 2006. In the 1st quarter of 2008, the highest sums were spent in Poland by persons who indicated their arrivals were for health care purposes (USD 958 per capita), followed by those on typical tourist trips, and official and business trips.

The Institute of Tourism points out that, when analyzing the research results in the aforementioned period, one should bear in mind that it was conducted in very difficult conditions (for the first time after Poland's joining the Schengen zone, on a smaller sample and with more difficult access to respondents). Yet one may note several trends becoming

(all amounts are quoted in PLN thousand, unless otherwise stated)

clear. The trend of increased spending continues: in the analyzed period it concerns mainly tourists from Germany, Italy and Scandinavian countries. Poland joining the Schengen zone rendered drastically more difficult the crossing of the border by Poland's Eastern neighbors, which contributed to a considerable drop in incoming traffic from Ukraine, Belarus and Russia.

Summarizing, it may be expected that the year 2008 will be a period of significant changes in the structure of foreign currency income from foreigners' arrivals. But only knowing the results for six months of 2008, based on more sound sources, will one be in a position to assess the direction of changes in tourism in Poland. Data concerning incoming, outgoing and domestic traffic for the first half of 2008 have not been published by the date of publication of this report.

**COMPETITION**

**Hotel market** – In the 2nd quarter of 2008, on the Polish hotel market, in the cities where hotels of the Orbis Hotel Group are located there were no changes which would result in a significant drop or increase in the Group hotels' share on each market. We should only mention the fact that in this period two one-star Etap hotels operated by the Orbis Hotel Group were rendered operational: Etap Bronowice in Krakow (120 rooms) and Etap Centrum in Katowice (124 rooms). The modernized four-star Grand hotel in Warsaw operating under the Mercure brand was rendered partially operative (158 rooms). The target number of hotel rooms is 299. Among competitive hotels attention should be paid to the start of operations in June 2008 by the three-star Hotton hotel (62 rooms) in Gdańsk and the five-star Sheraton hotel in Sopot (189 rooms), which increased the market after the analyzed period, in July 2008.

**Travel agents' market** – in the 2nd quarter of 2008 the market of tourist and recreation trips was developing dynamically, in particular that of air trips. The recent months saw the strengthening of the trend of increasing average price per trip, which became apparent in 2007. It reflects the changing preferences of Poles, who more and more often decide to stay in up-scale hotels. Particular dynamics was reported in sales of "all inclusive" trips, which were boosted by the strong Polish Zloty and the rising salaries in Poland. Characteristics of foreigners' arrivals in Poland reveal an increasing share of shorter and cheaper stays, the growing market share of the so-called "third age" persons and growth of treatment and prophylactic tourism. Major tour operators on the market of foreign incoming tourism include: Mazurkas Travel, Furnel, Polish Travel, and Holiday Travel. Orbis Travel current share in the market of foreign incoming tourism, measured by the volume of revenues, is approx. 7%.

**Transport market** – positive sales trends on the automotive market strengthened in the 2nd quarter of 2008. The CFM sector is growing very dynamically. As at June 30, 2008, long-term rental companies provided services covering 6.9 thousand vehicles more than three months ago and almost 13.5 thousand more than at the end of 2007. More and more entrepreneurs accept fleet outsourcing and are more and more willing to commission the care of their car parks to third-party companies. The 2nd quarter of 2008 did not bring any major changes on the short-term car rental services market. The position of Orbis Transport Sp. z o.o. in this segment is still very high (approx. 30% market share).

### 2.2.2 Internal factors

**INVESTMENT PROGRAM OF THE GROUP**

In the 6 months of 2008 **the Orbis Group** invested **PLN 157,669 thousand.**

In the first half of 2008 **Orbis S.A.** expended **PLN 92,209 thousand** on property, plant and equipment. This amount was appropriated, among others, for completion of construction of two more Etap hotels, which started operation in May, and for further modernization of the Grand hotel in Warsaw (which also partially returned in operation under the Mercure brand), more hotels of the economy brands, modernization of other selected hotels, including replacement of furniture and equipment, modernization of fire prevention systems, installation of air-conditioning as well as adaptation of establishments for the needs of the disabled.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Capital expenditure incurred by **Hekon-Hotele Ekonomiczne S.A.** in two quarters of 2008 totaled **PLN 17,440 thousand,** and was earmarked predominantly for provision of equipment for three new hotels, of which the company is the operator.

Capital expenditure in the **PBP Orbis Group** in the 1st half of 2008 amounted to **PLN 1,166 thousand** and was designated, among others, for the adaptation of the new corporate seat of PBP Orbis Sp. z o.o. and purchase of IT equipment.

Capital expenditure in the **Orbis Transport Group** in the 1st half of 2008 amounted to **PLN 46,854 thousand,** of which PLN 43,800 thousand was earmarked for the purchase of vehicles for the needs of the long-term and short-term rental business of the parent company, caused by the increase in demand for services provided by Hertz Lease and a necessity to replace the vehicles fleet held by Hertz Rent a Car. The remaining amount was designated for the purchase of coaches by PKS Gdańsk Sp. z o.o. and PKS Tarnobrzeg Sp. z o.o. Finally, in the 1st half of 2008, the Group incurred expenditure of PLN 52 thousand to purchase computer software and license to transport passengers.

**Capital expenditure in the Orbis Group**

| Company name | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|
| Orbis S.A.* | 92 209 | 73 582 | 25,31% |
| Hekon Hotele Ekonomiczne S.A.* | 17 440 | 6 878 | 153,56% |
| PBP Orbis Group | 1 166 | 411 | 183,70% |
| Orbis Transport Group | 46 854 | 30 156 | 55,37% |
| **Orbis Group** | **157 669** | **111 027** | **42,01%** |

* Data pertaining to Orbis S.A. and Hekon - Hotele Ekonomiczne S.A. are presented along with prepayments for investments.

## STRATEGY OF THE ORBIS HOTEL GROUP

In the 2nd quarter of 2008, the Management Board of Orbis S.A. continued to implement the strategy in accordance with the guidelines presented in the Strategy of the Orbis Hotel Group for 2005-2009 (current report no. 10/2005) and an updated version of the Strategy presented in June 2007 (current report no. 14/2007) covering the years 2007-2011.

Major guidelines of the Development Strategy of the ORBIS Hotel Group in 2007-2011 include:

- introduction of the Etap brand on the Polish market,
- continued development of the successful Ibis brand,
- modernization of some ORBIS hotels, including adaptation to meet the standards of Accor brands.

**In the 2nd quarter of 2008, the following investment activities were taken within the framework of implementation of the Strategy:**

### Construction or conversion into hotels of new brands

In accordance with the adopted development strategy, the Company is getting ready to construct hotels of the Etap and Ibis economy brands as well as Novotels and Mercure hotels. In May 2008, 2 Etap hotels were rendered operational: Kraków Bronowice and Katowice Centrum. By the end of this year, Orbis Hotel Group will add two more Etaps, both of which are being constructed in Wrocław: Etap Wrocław Stadion and Etap Wrocław Południe.

### Major modernizations of existing hotels

- Works related to the first and second stages of an in-depth remodeling of the **Grand hotel in Warsaw** came to an end in May. 158 modern rooms, equipped according to Mercure brand standard were rendered operational. As a target, the hotel will have 299 living units. Currently, the third stage of the investment is

(all amounts are quoted in PLN thousand, unless otherwise stated)

underway: its scope covers modernization of the remaining living units, conference rooms, fitness club, underground car park and ground car park. This phase of the investment is planned to be completed in the 4[th] quarter of 2008.

- The second stage of the investment project related to the **Mercure Hevelius hotel in Gdańsk** was completed. The scope of works embraced, among others, modernization of the remaining living units on floors I-XIV, corridors together with replacement of fire prevention systems and adaptation of the entire hotel to comply with regulations pertaining to safety, replacement of TV and Internet systems, installation of air-conditioning in living units, replacement of furniture and equipment.
  The third stage of the investment project covers arrangement and remodeling of public areas (mezzanine and ground floor) and will be executed from October 2008 till May 2009.

- Modernization and construction works are currently underway in public areas of the **Sofitel Victoria in Warsaw**, including the reception hall, ball rooms, fitness club and swimming pool. Furniture and other equipment will be replaced in modernized rooms. The investment project is scheduled to last two years.

- In **Novotel Airport in Warsaw,** the second stage of modernization related to bathrooms in the "old" section of the hotel came to an end. The subsequent, third stage will be implemented successively from July 2008 and will be finished before the end of the current year.

- In the **Skalny hotel in Karpacz,** works commenced last year are underway. They are related to the replacement of facade, modernization of the main entrance and the roof. Within the next couple of days, modernization of subsequent 32 living units on the ground floor will begin, covering construction works, replacement of installations, front doors and bathroom equipment as well as replacement of furniture and equipment in hotel rooms.

- A large investment program, scheduled to last three years, will cover the **Novotel Marina in Gdańsk.** Presently works related to the replacement of windows in the living section are underway, while - starting from October 2008 - works in the high section of the building are scheduled to commence. These works will be related to the adaptation of the building to fire regulations, modernization of 3 floors according to the NOVATION standard.

Currently, work is underway to prepare technical, tender and construction documentation and to obtain the relevant approvals in the following hotels:

- change of interior design and modernization of public areas of: Novotel Marina, Novotel Centrum and Posejdon in Gdańsk, Skalny in Karpacz, Novotel Centrum in Katowice, Novotel Bronowice in Krakow and Novotel Centrum Poznań.

- change of interior design and modernization of both living and public areas in Nowotel Wrocław.

Capital expenditure in the remaining hotels concerned modernizations of a smaller scale. nevertheless it was indispensable for proper operation of hotels, guests' safety and comfort and purchase of property, plant and equipment, including computer hardware and software.

## EMPLOYMENT

In the first half of 2008, average employment in the Orbis Group was **5,193** full-time jobs and was by 7.0 % lower as compared to the same period in the past year. This result is attributable mainly to Orbis S.A. that reported a 10,8%. drop in employment, being an outcome of the closure in 2008 of the Petropol, Arkona, Kosmos, Vera hotels as well as the Grand hotel in Warsaw, coupled with the reduction of employment at the operative units. Lower employment was also reported in the Orbis Transport Group, which was due to organizational changes and the situation on this specific labor market. Increase of employment at Hekon – Hotele Ekonomiczne S.A. was caused by the opening of 3 new hotels operated by the company (two Etaps and Mercure Grand in Warsaw).

(all amounts are quoted in PLN thousand, unless otherwise stated)

**Average employment in the Orbis Group (in full-time jobs)**

| Company name | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|
| Orbis S.A. | 3 196 | 3 584 | -10,83% |
| Hekon Hotele Ekonomiczne S.A. | 527 | 484 | 8,88% |
| PBP Orbis Group | 542 | 558 | -2,87% |
| Orbis Transport Group | 866 | 900 | -3,78% |
| Orbis Kontrakty Sp. z o.o. | 6 | 4 | 50,00% |
| UAB Hekon | 56 | 56 | 0,00% |
| **Orbis Group** | **5 193** | **5 586** | **-7,04%** |

### 2.2.2 Prospects for the forthcoming quarters

#### MACROECONOMIC ENVIRONMENT

On June 10, 2008, the Polish government adopted the *Assumptions for the draft state budget for 2009*, which will form the basis for further work on the draft of 2009 State Budget Act. The assumptions confirm and implement the government's strategy presented in the *Convergence program. 2007 Update*, which was sent to the European Commission in March 2008.

**Economic growth.** Actual GDP growth in 2008-2009 will remain high, at respectively 5.5% and 5.0%. A lower rate of growth, especially compared to that achieved in 2007 (6.6%), will be connected with slowdown in global business trends and the observable limitations on the supply side. The main factor of economic growth will be domestic demand.

**Labor market.** The positive labor market trends will continue. The anticipated growth in average employment in the sector of enterprises will be 5.1% in 2008 and 3.0% in 2009. At the same time, the rate of unemployment will go down from 11.4% at the end of 2007 to 9.2% and 8.1%, respectively.

**Annual price growth.** The high rate of growth of domestic demand, continued quick increase in salaries and the relatively high dynamics of energy prices will contribute to growing inflation. Factors contributing to lessening the inflationary pressure will include the strong exchange rate of the Polish Zloty, results of tighter monetary policy and the anticipated lower rate of growth of food prices. The anticipated annual increase in prices of consumer goods and services will stand at 4.1% in 2008 and at 2.9% in 2009.

**Interest rates.** The projections for 2009 assume that the National Bank of Poland's interest rates will remain unchanged. After a marked strengthening of the Polish Zloty in 2008, the anticipated scale of appreciation of the domestic currency will be much smaller in 2009.

#### TOURIST TRAFFIC

**Incoming traffic** – according to forecasts of the Institute of Tourism, the overall number of tourist arrivals will grow from 15 million in 2007 to approx. 19 million in the years 2012 and 2013, which means that the average annual dynamics of tourist arrivals in Poland in the years 2007-2013 will reach 2.7%. The fast growth rate can be expected to continue in incoming traffic from non-neighboring EU countries, North America and other overseas countries, at the rate of 7-9% per year. A lower growth rate of incoming traffic may be observed in the case of the number of arrivals from Germany and the Eastern neighbors. It is assumed that the structure of tourists visiting Poland will change. Changes to be expected in the arrival structure mean that the basic segments of typical tourist arrivals and business trips will grow faster than the general number of tourists. It will be reflected in an increased number of tourists using collective accommodation establishments (from approx. 19.1 million foreigners and Poles in 2007 to approx. 24.4

(all amounts are quoted in PLN thousand, unless otherwise stated)

million in 2013). Taking into consideration the economic boom connected with Poland's accession to the EU, the growing number of representatives of the latest wave of Polish emigrants arriving in Poland, the price level favorable for foreigners and the considerable growth in tourists' average daily spending, it is estimated that proceeds from foreigners' visits will grow considerably, from USD 9 billion in 2007 to USD 10.7 billion in 2013.

**Outgoing traffic** – owing to the prevailing high exchange rate of PLN against EUR and USD, resulting in relatively low costs of foreign travel, the number of departures abroad will systematically increase in the coming years at the rate of 6-7% per year, unless rapid changes in currency exchange rates are observed. It is estimated that the number of foreign trips made by Poles will go up from about 7.7 million in 2007 to 11.3 million in 2013.

**Domestic traffic** – In 2007 the number of short-term visits (2-4 days) totaled about 21.0 million and, according to forecasts, in 2013 they will go up considerably to reach the level of 22.4 million. The number of long-term trips is expected to grow from about 17.2 million in 2007 to approx. 22.9 million in 2013.

## COMPETITION

**Hotel market** – According to *Rzeczpospolita* (article " Poland - a hotel boom before EURO" of July 22, 2008), Poland will experience a hotel boom. As per statistical figures, Poland has some 40 hotel places per 10,000 of inhabitants, compared to 400-500 places in Western countries. This shortage became even more apparent after Poland had been selected to host EURO 2012. In order to meet UEFA requirements, we have to create approx. 50,000 hotel places. Spanish, Italian, German and Israeli investors are showing interest. Also companies operating in Poland are planning new hotel investments. The Orbis Hotel Group wants to add 25 hotels to its network by 2012.

**Travel agents' market** – in the 1st half of 2008, the process of consolidation of the foreign outgoing tourism market continued. Owing to it, major tour operators considerably increased the number of places on offer and developed their own sales networks. Therefore their share in the overall market should be expected to continue growing. The market share of Orbis Travel stands at approx. 6-7%. Also web-based agencies reported high dynamics of sales. Sales of Orbis Travel offer via the Internet will start in the 3rd quarter of 2008. In the 2nd quarter of 2008 the adverse trends on the market of foreign incoming tourism became more marked. The trends which are decisively unfavorable for tour operators include the more and more frequent phenomenon of omitting intermediaries in the process of trip organization and purchase of offers via the Internet. An observable trend on the market of travel services is the dynamic growth of sales of tickets by airlines and tourist portals via the Internet. The phenomenon has become particularly marked since airlines completely gave up issuing traditional tickets and replaced them with electronic ones. As a result, despite the growing market of sales of air tickets, Orbis Travel reported the decrease in the 1st half of 2008. Considering the market trends, in the 3rd quarter of 2008 Orbis Travel will start internet sales of air tickets *on-line,* through installation of SIRIUS (Amadeus) booking module on www.orbistravel.pl website.

**Transport market** – companies from the long-term rental segment will certainly fight for clients more fiercely, particularly as more and more offerers are entering the market. In July 2008, one of the companies which started operations in Poland was KBC Autolease Polska. As a result of this situation Orbis Transport Sp. z o.o. is already encountering tougher and tougher price competition, which directly contributes to slow margin reduction. Also, maintaining the high share of the short-term rental services will be increasingly difficult. It is anticipated that in the years to come Armada Fleet Management will strengthen its position; in the 2nd quarter of 2008 it signed an agreement with the US consortium Dolar Thrifty Automotive Group (owner of a worldwide rent-a-car network). The first rent-a-car of the US network was opened at the Lech Wałęsa Airport in Gdańsk. Further plans assume opening three rent-a-car locations by the end of this year (two in Warsaw and one in Gdańsk).

### 2.2.3 2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the 2nd quarter of 2008, the Management Board of Orbis S.A. comments on the projected 2008 EBITDA for the Orbis Hotel Group, composed of Orbis S.A., Hekon - Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The updated projection disclosed in the current report no. 14/2007 envisages that the total 2008 EBITDA generated by the entire Hotel Group will be equal to PLN 285 million. EBITDA generated during the 1st half of 2008 amounted to **PLN 111,013 thousand.** In the Management Board's opinion, the projection is being implemented as planned. Due to the considerable seasonality of hotel

(all amounts are quoted in PLN thousand, unless otherwise stated)

business, the second half of the year traditionally enables achieving better results than the first one, thus there are no threats in the process of the published forecast coming true.

## 3. COMPANIES FORMING THE GROUP

### 3.1 Companies belonging to the Orbis Group and associated companies as at June 30, 2008

| Subsidiaries: name and address | % share in equity | % of votes at the GM | core business | Associated companies: name and address | % share in equity | % of votes at the GM | core business |
|---|---|---|---|---|---|---|---|
| Hekon Hotele Ekonomiczne S.A. | directly 100% | directly 100% | hotel, food&beverage | Orbis Casino Sp. z o.o. | directly 33,33% | directly 33,33% | games & gambling |
| Wioska Turystyczna Wilkasy Sp. z o.o. | directly 100% | directly 100% | hotel, food&beverage | | | | |
| ORBIS Transport Sp. z o.o. | directly 98,88%; indirectly 0,17% | directly 98,88%; indirectly 0,17% | transport | | | | |
| PBP Orbis Sp. z o.o. | directly 95,08% | directly 95,08% | tourism | | | | |
| Orbis Kontrakty Sp. z o.o. | directly 80%; indirectly 20% | directly 80%; indirectly 20% | organization of purchases | | | | |
| UAB Hekon | indirectly 100% | indirectly 100% | hotel, food&beverage | | | | |
| PKS Tarnobrzeg Sp. z o.o. | indirectly 99,05% | indirectly 99,05% | transport | | | | |
| PKS Gdańsk Sp. z o.o. | indirectly 99,05% | indirectly 99,05% | transport | | | | |
| AutoOrbisBus Sarl | indirectly 99,05% | indirectly 99,05% | promotion and communications | | | | |
| Inter Bus Sp. z o.o. | indirectly 99,05% | indirectly 99,05% | coach transport | | | | |
| Capital Parking Sp. z o.o. | indirectly 99,05% | indirectly 99,05% | rental of parking lots | | | | |
| Orbis Polish Travel Bureau | indirectly 95,08% | indirectly 95,08% | travel agency | | | | |
| PMKS Sp. z o.o. | indirectly 59,43% | indirectly 59,43% | city transport | | | | |

### 3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments:

**Information about changes in the group's structure:**

- **PMKS Sp. z o.o.** – on June 18, 2008, PKS Tarnobrzeg Sp. z o.o. acquired 1,058 shares in the company Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. (PMKS Sp. z o.o.) with nominal value of PLN 1,058,000.00, which constitutes 60% of the company's share capital. On June 25, 2008 as a result of increase of the share capital of PMKS Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. took up 1,000 new shares in the company with nominal value of PLN 1,000.00 each. As a result of the acquisition, PKS Tarnobrzeg sp. z o.o. holds 2,058 shares in share capital of PMKS Sp. z o.o., which constitutes 71.5% of shares in the share capital. The capital increase has not yet been registered by the National Court Register (KRS).

(all amounts are quoted in PLN thousand, unless otherwise stated)

- **Orbis Polish Travel Bureau Inc.** – on April 23, 2008, PBP Orbis Sp. z o.o. acquired 7 ½ shares in the company Orbis Travel Bureau Inc., of New York, which caused the increase of the share of PBP Orbis Sp. z o.o. in the share capital of Orbis Travel Bureau Inc. up to 100%. On May 21, 2008, PBP Orbis Sp. z o.o. concluded an agreement to sell 100% of shares in its subsidiary Orbis Polish Travel Bureau Inc., of New York. The transaction was closed on July 25, 2008.

- **Inter Bus Sp. z o.o.** – on June 30, 2008, the share capital of the company Inter Bus Sp. z o.o. was increased from the amount of PLN 51,000.00 up to the level of PLN 460,000.00 by way of creation of 818 new shares with a nominal value of PLN 500 each. All newly created shares have been taken by Orbis Transport Sp. z o.o.

**Other events:**

- **Orbis S.A.** - on June 19, 2008, the Company's Supervisory Board appointed members of the Management Board of the $7^{th}$ tenure (see current report no. 17/2008).

- **Inter Bus Sp. z o.o.** - registration in the National Court Register (KRS) on June 18, 2008 of a change of the Company's corporate seat and address to: 02-232 Warsaw, 47 Łopuszańska Str.

- **PBP Orbis Sp. z o.o.** – on June 16, 2008 Ms Iwona Roszewska-Podniesińska resigned from the function of Supervisory Board member. On June 18, 2008, Mr. Marcin Szewczykowski was appointed member of the Supervisory Board.

- **Hekon – Hotele Ekonomiczne S.A.** – on June 26, 2008, the Annual General Meeting of Shareholders of the Company appointed the Management Board and Supervisory Board of the next term of office. Members of the Management Board are: Jean-Philippe Savoye (President), Yannick Rouvrais and Marcin Szewczykowski. Members of the Supervisory Board are: Ireneusz Węgłowski, Stefan Potocki and Noel Chretien.

- **WT Wilkasy Sp. z o.o.** – on June 30, 2008, the Annual Shareholders' Meeting the company appointed its new management board composed of: Randolph Edmonds (President), Inesa Kuczalska and Stanisław Wilgocki.

### 3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result of the Orbis Group are not consolidated. The table below presents companies that have not been consolidated.

| Companies eliminated from consolidation | % share in equity | % share in the Group's net revenues | % share in the Group's balance sheet total |
|---|---|---|---|
| Wioska Turystyczna Wilkasy Sp. z o.o. | 100,00% | 0,10% | 0,18% |
| AutoOrbisBus Sarl | 99,05% | 0,02% | 0,00% |
| PMKS Sp. z o.o. | 59,43% | 0,31% | 0,08% |
| **TOTAL** | | **0,43%** | **0,26%** |

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 4. INCOME STATEMENT OF THE GROUP

### 4.1 Income statement of the Orbis Group

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Net sales of products, merchandise and raw materials | 323 972 | 309 064 | 4,82% | 552 200 | 536 361 | 2,95% |
| *% share in total revenues* | **99,33%** | **98,87%** | | **99,02%** | **97,82%** | |
| Cost of services, products, merchandise and raw materials sold | (223 608) | (209 649) | 6,66% | (410 427) | (390 123) | 5,20% |
| Distribution & marketing expenses | (16 195) | (15 252) | 6,18% | (27 196) | (27 870) | -2,42% |
| Overheads & administrative expenses | (40 919) | (44 816) | -8,70% | (79 008) | (84 346) | -6,33% |
| of which: | | | | | | |
| -depreciation & amortization | (42 517) | (41 058) | 3,55% | (84 917) | (81 702) | 3,94% |
| - staff costs | (75 864) | (78 647) | -3,54% | (147 628) | (148 239) | -0,41% |
| - outsourced services | (110 934) | (95 106) | 16,64% | (179 743) | (165 622) | 8,53% |
| *% share in total costs* | **97,24%** | **97,23%** | | **97,08%** | **96,98%** | |
| Other operating income | 2 169 | 3 496 | -37,96% | 5 472 | 11 926 | -54,12% |
| Other operating expenses | (3 253) | (3 511) | -7,35% | (6 141) | (7 759) | -20,85% |
| **Operating profit - EBIT** | **42 166** | **39 332** | **7,21%** | **34 900** | **38 189** | **-8,61%** |
| Gain (loss) on sale of subsidiaries | | | | | | |
| Finance income | 0 | 30 | -100,00% | 0 | 30 | -100,00% |
| Finance costs | (4 720) | (4 179) | 12,95% | (9 393) | (7 862) | 19,47% |
| Share of net profits of associates | 124 | 1 011 | -87,73% | 279 | 1 677 | -83,36% |
| **Profit before tax** | **37 570** | **36 194** | **3,80%** | **25 786** | **32 034** | **-19,50%** |
| Income tax | (7 473) | (7 134) | 4,75% | (5 413) | (6 763) | -19,96% |
| **Net profit** | **30 097** | **29 060** | **3,57%** | **20 373** | **25 271** | **-19,38%** |
| EBIT margin (EBIT/Revenues) | 13,02% | 12,73% | 0,29pp | 6,32% | 7,12% | -0,80pp |
| **EBITDA** | **84 683** | **80 390** | **5,34%** | **119 817** | **119 891** | **-0,06%** |
| EBITDA margin (EBITDA/Revenues) | 26,14% | 26,01% | 0,13pp | 21,70% | 22,35% | -0,65pp |

** Total revenues understood as the sum of sales as well as other operating and finance income.*
*** Total costs understood as a sum of cost of services, products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses as well as other operating expenses and finance costs.*

In the 2nd quarter of 2008, the Orbis Group generated **sales** nearly 5% higher than in the same period of past year. However, this result was achieved in the context of a considerable reduction of available hotel base as 5 hotels ended operation in 2007. Their sales in the 2nd quarter of 2007 totaled PLN 7,079 thousand. If sales were compared without the closed hotels, the increase would be by 7.3%. At the same time, in the 2nd quarter, two newly constructed Etap hotels started operation. Their impact on the Group's results is, however, increasing gradually and they should be expected to reach their full capacity in the forthcoming periods.

In view of the scale of business, the most considerable impact on the level of sales was exerted by the **Orbis Hotel Group,** reporting in the 2nd quarter of 2008 an increase in sales as compared to the corresponding period of 2007.

In the 2nd quarter of 2008, **the PBP Orbis Group** reported higher sales than in the 2nd quarter of 2007. The most substantial rise in sales was reported in the foreign outgoing tourism segment. Considerable dynamics was also reported in the congress segment. The Group reported a drop in revenues in the foreign incoming tourism segment, which was largely due to adverse exchange rates.

(all amounts are quoted in PLN thousand, unless otherwise stated)

The **Orbis Transport Group** generated in the 2nd quarter of 2008 sales at a level close to the figure of the corresponding period of 2007. The decline in revenues in the short-term rental segment and coach transport segment was offset by a growth in sales of the long-term rental segment.

**Cost of services, products, merchandise and raw materials sold** of the Group increased in the 2nd quarter of 2008 compared to the same period of 2007, mainly due to opening three hotels (2 new Etaps and, partially, the Mercure Grand in Warsaw), a general increase in costs of hotel accommodation services and a growth in depreciation of property, plant and equipment that expanded due to substantial capital expenditure. The increase turned out to be higher than the growth in operating revenue, as the newly opened hotels at the start-up phase have not yet reached their maximum capacity for generating revenues.

**Distribution & marketing expenses** went slightly up in the 2nd quarter of 2008 as compared to the 2nd quarter of 2007, but for 6 months of 2008 remained at a similar level.

In the 2nd quarter of 2008, there was a relatively strong drop in **overheads & administrative expenses** as compared to the corresponding period of 2007. This was caused chiefly by the relatively high cost of increasing the provision for pensions and similar benefits in mid 2007.

**Other operating income** of the Group went slightly down in the 2nd quarter of 2008 compared to the corresponding period of 2007. This income comprises, among others, profit on the sale of non-financial non-current assets. In the same periods, **other operating expenses** remained at more or less the same level. The drop in other operating income for two quarters of 2008 cumulatively YoY results, among other things, from the receipt in 2007 of transport services subsidies, which did not occur this year.

Thanks to increase in sales and decrease in the total expenses, the Orbis Group generated operating profit **(EBIT)** for the 2nd quarter of 2008 amounting to **PLN 42,166 thousand,** which means that the profit increased. **EBITDA** amounted to **PLN 84,683 thousand.** Cumulatively, for two quarters, EBIT fell when measured yoy, but EBITDA remained at a similar level.

There was no **finance income,** whereas **finance costs** of the Group, comprising mainly interest on borrowings, were reported to have grown in the 2nd quarter of as compared to the corresponding period of 2007.

All the above described factors put together caused the Group to generate, in the 2nd quarter of 2008, **a net profit** of **PLN 30,097 thousand,** which translated into cumulative net profit for two quarters of 2008 of **PLN 20,373 thousand**.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## Results of the Orbis Group Companies *

| Company name | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| **Orbis S.A.** | | | | | | |
| Net sales | 182 636 | 177 789 | 2,73% | 315 197 | 310 474 | 1,52% |
| EBIT | 65 054 | 60 688 | 7,19% | 60 786 | 51 402 | 18,26% |
| EBITDA | 96 511 | 91 578 | 5,39% | 123 737 | 112 600 | 9,89% |
| Net profit | 54 189 | 51 916 | 4,38% | 47 885 | 40 288 | 18,86% |
| **Hekon - Hotele Ekonomiczne S.A.** | | | | | | |
| Net sales | 40 364 | 35 119 | 14,93% | 70 137 | 63 344 | 10,72% |
| EBIT | 16 304 | 15 557 | 4,80% | 27 607 | 24 065 | 14,72% |
| EBITDA | 18 362 | 17 790 | 3,22% | 32 224 | 28 869 | 11,62% |
| Net profit | 12 766 | 12 652 | 0,90% | 22 481 | 19 723 | 13,98% |
| **UAB Hekon** | | | | | | |
| Net sales | 3 749 | 3 396 | 10,39% | 6 340 | 5 337 | 18,79% |
| EBIT | 802 | 378 | 112,17% | 570 | (433) | - |
| EBITDA | 1 078 | 704 | 53,13% | 1 157 | 235 | 392,34% |
| Net profit (loss) | 1 184 | 230 | 414,78% | 911 | (474) | - |
| **Orbis Kontrakty** | | | | | | |
| Net sales | 3 324 | 1 949 | 70,55% | 5 347 | 4 459 | 19,91% |
| EBIT | 2 993 | 1 787 | 67,49% | 4 863 | 4 069 | 19,51% |
| EBITDA | 2 997 | 1 790 | 67,43% | 4 870 | 4 075 | 19,51% |
| Net profit | 2 411 | 1 479 | 63,02% | 3 939 | 3 295 | 19,54% |
| **Grupa PBP Orbis** | | | | | | |
| Net sales | 65 324 | 58 018 | 12,59% | 94 934 | 90 689 | 4,68% |
| EBIT | (1 434) | (648) | -121,30% | (6 684) | (5 046) | -32,46% |
| EBITDA | (722) | 33 | - | (5 263) | (3 695) | -42,44% |
| Net loss | (46) | (449) | 89,76% | (5 331) | (4 974) | -7,18% |
| **Grupa Orbis Transport** | | | | | | |
| Net sales | 44 152 | 44 243 | -0,21% | 84 122 | 82 063 | 2,51% |
| EBIT | 1 587 | 4 169 | -61,93% | 1 471 | 5 408 | -72,80% |
| EBITDA | 9 614 | 11 106 | -13,43% | 16 840 | 19 113 | -11,89% |
| Net profit (loss) | 368 | 2 909 | -87,35% | (1 637) | 3 229 | - |

EBIT represents operating profit (loss).
EBITDA represents operating profit (loss) before depreciation and amortization.

*Data presented before consolidation eliminations.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 4.2. Operating results of the Orbis Group

Consolidated results of the Orbis Group after the 2nd quarter of 2008 are as follows:

**INCOME STATEMENT - financial results of the Orbis Hotel Group**

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Net sales of products, merchandise and raw materials | 222 856 | 213 794 | 4,24% | 385 364 | 374 525 | 2,89% |
| Cost of services, products, merchandise and raw materials sold | (134 025) | (129 006) | 3,89% | (260 630) | (249 773) | 4,35% |
| **Gross profit on sales** | **88 831** | **84 788** | **4,77%** | **124 734** | **124 752** | **-0,01%** |
| Other operating income | 1 854 | 2 725 | -31,96% | 4 122 | 5 299 | -22,21% |
| Distribution & marketing expenses | (13 065) | (11 701) | 11,66% | (22 338) | (21 680) | 3,04% |
| Overheads & administrative expenses | (31 446) | (36 388) | -13,58% | (59 599) | (66 673) | -10,61% |
| Other operating expenses | (2 040) | (1 910) | 6,81% | (4 068) | (5 198) | -21,74% |
| **Operating loss - EBIT** | **44 134** | **37 514** | **17,65%** | **42 851** | **36 500** | **17,40%** |
| Finance income | 0 | 30 | -100,00% | 0 | 30 | -100,00% |
| Finance costs | (4 524) | (3 759) | 20,35% | (8 037) | (6 833) | 17,62% |
| **Profit before tax** | **39 610** | **33 785** | **17,24%** | **34 814** | **29 697** | **17,23%** |
| Income tax | (7 895) | (6 844) | 15,36% | (6 433) | (6 400) | 0,52% |
| **Net profit** | **31 715** | **26 941** | **17,72%** | **28 381** | **23 297** | **21,82%** |
| **EBITDA** | **77 929** | **70 966** | **9,81%** | **111 013** | **103 176** | **7,60%** |

In the 2nd quarter of 2008 **sales** of the Orbis Hotel Group turned out to be even higher than in the 2nd quarter of 2007. They were generated even though the hotel base was reduced in comparison to that in 2nd quarter of 2007 by the closed and sold hotels. If sales were compared without the closed hotels, the increase would amount to 7.8%. Also in the 2nd quarter, two newly built Etap hotels were rendered operative along with part of the Hotel Grand in Warsaw (158 rooms), in which the next stage of investment is underway. During the first weeks of operating (opened in May 2008), their impact on the Group's results is gradually increasing and they should be expected to reach their full capacity only in the forthcoming periods. Due to opening the hotels, also the cost of services, products, merchandise and raw materials sold increased. On the other hand, overheads and administrative expenses fell considerably due to a relatively high cost of provisions for retirement pensions and similar benefits in mid 2007.

At the end of the presented period, the Orbis Hotel Group reached the net profit of **PLN 31,715 thousand** (cumulative net profit for two quarters of 2008 of **PLN 28,381 thousand)**.

**Operating ratios of the Orbis Hotel Group* in the 2nd quarter 2008**

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Occupancy rate | 61,60% | 60,40% | 1,20pp | 53,80% | 52,80% | 1,00pp |
| Average Room Rate (ARR) in PLN | 236,1 | 226,6 | 4,19% | 232,2 | 221,1 | 5,02% |
| Revenue per Available Room (RevPAR) in PLN | 145,5 | 136,8 | 6,36% | 124,8 | 116,7 | 6,94% |
| Number of roominghts sold | 595 318 | 601 367 | -1,01% | 1 022 606 | 1 045 483 | -2,19% |
| Number of rooms | 10 688 | 10 938 | -2,29% | 10 688 | 10 938 | -2,29% |
| **% structure of roomnights sold** | | | **change in % pts** | | | **change in % pts** |
| Poles | 44% | 40% | 4,00pp | 48% | 44% | 4,00pp |
| Foreigners | 56% | 60% | -4,00pp | 52% | 56% | -4,00pp |
| Business clients | 66% | 64% | 2,00pp | 68% | 67% | 1,00pp |
| Tourists | 34% | 36% | -2,00pp | 32% | 33% | -1,00pp |

* The table presents cumulative results of hotels that belong to Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. (excluding Vilnius)

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the 2nd quarter of 2008, the occupancy rate of the Hotel Group hotels increased slightly compared to the corresponding period of 2007. Due to a smaller base of available rooms, there was a slight reduction in the number of roomnights sold, but owing to an increase in the Average Room Rate (ARR) the Group achieved a growth in the Revenue per Available Room (RevPAR). Traditionally, in the 2nd quarter of 2008, the number of business clients exceeded that of tourists, while the number of foreigners was higher than that of Poles.

**Operating ratios of Orbis S.A. in the 2nd quarter 2008***

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Occupancy rate | 59,60% | 58,70% | 0,90pp | 50,70% | 50,40% | 0,30pp |
| Average Room Rate (ARR) in PLN | 242,9 | 229,3 | 5,93% | 240,1 | 224,1 | 7,14% |
| Revenue per Available Room (RevPAR) in PLN | 144,9 | 134,0 | 8,13% | 121,8 | 113,0 | 7,79% |
| Number of roomnights sold | 455 854 | 481 772 | -5,38% | 775 480 | 826 749 | -6,20% |
| Number of rooms | 8 399 | 9 058 | -7,28% | 8 399 | 9 058 | -7,28% |
| **% structure of roomnights sold** | | | **change in % pts** | | | **change in % pts** |
| Poles | 41% | 38% | 3,00pp | 45% | 42% | 3,00pp |
| Foreigners | 59% | 62% | -3,00pp | 55% | 58% | -3,00pp |
| Business clients | 67% | 65% | 2,00pp | 70% | 69% | 1,00pp |
| Tourists | 33% | 35% | -2,00pp | 30% | 31% | -1,00pp |

* Without Etap and Mercure Grand Warsaw hotels

In 2nd quarter of 2008 Orbis S.A. achieved the better results than last year. In the 2nd quarter of 2008 as well as in the first half of 2008, the company generated the increase of EBIT, EBITDA and net profit (yoy). In the third last months, the number of available rooms was reported to have declined as compared to the corresponding period of 2007 because 5 hotels their ceased operating activity in 2007. This was mirrored in the drop in the number of roomnights sold. Despite that, the Company generated a growth in the Revenue per Available Room (RevPAR) by way of the higher room rate, which grew both in the tourist and business segments in the 2st quarter of 2008. As regards the structure of roomnights sold, both in the 2st quarter of 2008 (as well as in the corresponding period of 2007), the number of business clients was by far greater than of tourists and the number of foreigners surpassed that of Poles.

**Operating ratios of Hekon-Hotele Ekonomiczne S.A. in the 2nd quarter 2008***

| | 3 months ended June 30,2008 | 3 months ended June 30,2007 | % change 2008/2007 | 6 months ended June 30,2008 | 6 months ended June 30,2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Occupancy rate | 72,16% | 69,57% | 2,59pp | 67,71% | 64,30% | 3,41pp |
| Average Room Rate (ARR) in PLN | 213,6 | 215,7 | -0,97% | 207,4 | 209,5 | -1,01% |
| Revenue per Available Room (RevPAR) in PLN | 154,14 | 150,09 | 2,70% | 140,42 | 134,72 | 4,23% |
| Number of roomnights sold | 139 468 | 119 595 | 16,62% | 247 130 | 218 841 | 12,93% |
| Number of rooms | 2 289 | 1 880 | 21,76% | 2 289 | 1 880 | 21,76% |
| **% structure of roomnights sold** | | | **changein % pts** | | | **changein % pts** |
| Poles | 55% | 50% | 5,00pp | 58% | 52% | 6,00pp |
| Foreigners | 45% | 50% | -5,00pp | 42% | 48% | -6,00pp |
| Business clients | 62% | 59% | 3,00pp | 63% | 61% | 2,00pp |
| Tourists | 38% | 41% | -3,00pp | 37% | 39% | -2,00pp |

* Presented results include Etap and Mercure Grand Warsaw hotels

In spite of the significant increase of revenue, in the 2nd quarter of 2008, Hekon – Hotele Ekonomiczne S.A. generated results nearing those for the past year. This resulted from high costs incurred by the company to equip and start-up of three hotels which began operations in May. They are owned by Orbis S.A., while Hekon – Hotele Ekonomiczne S.A. operates them. However, the cumulative results are by **14%** better.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Also in the 2nd quarter of 2008, hotels of Hekon-Hotele Ekonomiczne S.A. had very good operating ratios as compared to the corresponding period of 2007. As a result of opening three hotels, including two of an economy brand, there was a slight drop in the Average Room Rate. Yet there was a marked increase in the number of roomnights sold, occupancy rate improved as did RevPAR. This confirms high popularity of the economy Etap and Ibis hotels with clients. The majority of guests in Hekon-Hotele Ekonomiczne hotels were business clients. Owing to their moderate price, these hotels are becoming increasingly popular with Poles, which is evident in the above table.

**Operating ratios of UAB Hekon in the 2nd quarter of 2008**

The Company UAB Hekon manages the Novotel Vilnius in Vilnius, Lithuania, which is the first hotel of the Orbis Hotel Group located outside Poland. In the 2nd quarter of 2008, the hotel reported a growth in the occupancy rate by 10.86 % pts and a growth in the number of roomnights sold by 19.1 %. In spite of a drop in Average Room Rate by 7.7% ( in local currency the rise in ARR by 2,2%), translated into an increase in the Revenue per Available Room by 9,76% (in local currency – by 21.68 %). The structure of rooms sold in the hotel did not change much. In the 2nd quarter of 2008, traditionally the majority of guests were foreigners (97.3%), while in terms of segments business clients represented a vast majority, accounting for as much as 80.9%.

**Operating ratios in the "Hotels & Restaurants" segment by hotel brand**

| BRAND | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| **Up-scale hotels** *(Sofitel)* | | | | | | |
| Occupancy rate | 64,30% | 64,20% | 0,10pp | 53,60% | 55,00% | -1,40pp |
| Average Room Rate (ARR) in PLN | 423,8 | 408,9 | 3,64% | 391,4 | 373,2 | 4,88% |
| Revenue per Available Room (RevPAR) in PLN | 272,4 | 262,5 | 3,77% | 209,7 | 205,2 | 2,19% |
| Number of roomnights sold | 27 491 | 27 333 | 0,58% | 45 828 | 46 570 | -1,59% |
| Number of rooms | 470 | 468 | 0,43% | 470 | 468 | 0,43% |
| **Mid-scale hotels** *(Novotel, Mercure, Orbis Hotels)* | | | | | | |
| Occupancy rate | 59,30% | 58,80% | 0,50pp | 51,10% | 50,80% | 0,30pp |
| Average Room Rate (ARR) in PLN | 237,5 | 226,1 | 5,04% | 234,9 | 221,3 | 6,15% |
| Revenue per Available Room (RevPAR) in PLN | 140,7 | 132,9 | 5,87% | 120,0 | 112,5 | 6,67% |
| Number of roomnights sold | 463 275 | 484 834 | -4,45% | 789 988 | 833 726 | -5,25% |
| Number of rooms* | 8 560 | 9 063 | -5,55% | 8 560 | 9 063 | -5,55% |
| **Economy hotels** *(Ibis, Etap)* | | | | | | |
| Occupancy rate | 73,40% | 68,00% | 5,40pp | 68,20% | 62,60% | 5,60pp |
| Average Room Rate (ARR) in PLN | 190,7 | 188,1 | 1,38% | 190,4 | 188,2 | 1,17% |
| Revenue per Available Room (RevPAR) in PLN | 139,9 | 127,9 | 9,38% | 129,8 | 117,7 | 10,28% |
| Number of roomnights sold | 114 365 | 97 441 | 17,37% | 203 925 | 178 356 | 14,34% |
| Number of rooms | 1 817 | 1 575 | 15,37% | 1 817 | 1 575 | 15,37% |

* Data cover Novotel in Vilnius

(all amounts are quoted in PLN thousand, unless otherwise stated)

### 4.3 Operating results of the PBP Orbis Group

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Number of PBP Orbis clients | 273 599 | 335 561 | -18,47% | 526 599 | 598 561 | -12,02% |
| Number of participants in trips abroad purchased at PBP Orbis (acc. to the date of departure) | 23 442 | 16 221 | 44,52% | 29 039 | 21 778 | 33,34% |
| Number of foreign tourists who came to Poland with PBP Orbis (total tourists serviced by the Incoming Tour Operator and branch offices) | 19 985 | 25 084 | -20,33% | 28 378 | 35 377 | -19,78% |

In the 2nd quarter 2008, a total of over 273 thousand persons used PBP Orbis services. This means a drop in the number of clients, which was the result of worse results in foreign incoming tourism and in domestic tourism segments. The decline in arrivals concerned mainly the Israeli, US and German markets, and one of the main reasons for such decline was the increasing PLN/USD and PLN/EUR exchange rates and smaller competitiveness of the Polish offer on foreign markets. The sharp decline in the number of participants of domestic trips results, among others, from reducing supply: the offer no longer includes low-margin, work-consuming and unprofitable products, and only catalogue offers, available through the booking system, are still being sold. In addition, the domestic products are seen as relatively expensive compared to foreign charter trips and more and more choose holidays abroad or organize recreation in Poland themselves.

What is growing very well is the segment of foreign outgoing tourism, where the number of clients was reported to have grown. Clients showed particular interest in events organized by Centrum Turystyki Wyjazdowej [Outgoing Tourism Centre] and hotel bookings made via Centrum Podróży Korporacyjnych [Corporate Travel Centre] as services for business trips.

As for travel services, the number of sold tickets dropped. The sharpest drop concerned sales of coach tickets, which was partly related to closure of a regular line to the UK in the 1st quarter of this year. Sales of air, ferry and train tickets fell down as well.

PBP Orbis Sp. z o.o. is undergoing a process of restructuring. The increase of costs has not yet been offset by operating results, but the newly prepared company strategy and organization will result in better financial results in the mid-term perspective.

### 4.4 Operating results of the Orbis Transport Group

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Number of passengers carried by Orbis Transport coaches | 981 323 | 1 118 282 | -12,25% | 2 064 674 | 2 220 006 | -7,00% |
| Mileage of Orbis Transport coaches | 7 110 996 | 8 152 439 | -12,77% | 14 299 671 | 16 150 103 | -11,46% |
| Number of cars rented by Hertz RaC | 18 569 | 19 030 | -2,42% | 31 632 | 33 664 | -6,04% |
| Number of cars leased by Hertz Lease (new agreements) | 217 | 188 | 15,43% | 412 | 380 | 8,42% |

In the 2nd quarter of 2008, the number of persons carried by Orbis Transport coaches still displayed a falling trend w as compared to the corresponding period of 2007. This is chiefly owed to end of the foreign trips boom after Poland's accession to the EU and further expansion of cheap air carriers. The result of dropping numbers of passengers is reduced number of unprofitable connections, which translates into lower mileage covered. The Company offsets the drop in revenues by means of higher prices in tickets. This is a result of the Company's planned and approved strategy, oriented on maintaining a good market position and ability of effective fight with competitors, while maintaining good financial results.

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the 2nd quarter of 2008, a slight decrease was reported in the number of car/days in the short-term car rental business as compared to the corresponding period of 2007, chiefly owing to the gradually growing competition in the segment. Hertz Lease division reported a considerable growth in the number of leased cars, which was reflected in the increased revenues from this line of business compared to the 2nd quarter of 2007. These figures confirm that the company's lease business still displays a clear rising trend and its rapid growth depends on the amount of available funds to finance purchases of vehicles.

### 4.5 Seasonality or cyclicity of operations

Sales of the Orbis Group throughout the year are plagued by seasonality. Major value of sales is generated during the 3rd quarter of the year. The 2nd quarter of the year is the second best in terms of contribution to sales volume, while the 4th quarter is ranked as the third and the 1st quarter as the last in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Traditionally, the 2nd quarter of the year is a period during which the season for tourist services commences and develops; higher demand for tourist services are observed throughout all the three months of this quarter, both on the past of business clients and tourists, however it is not so big as in the 3rd quarter of the year.

| | Hotels & Restaurants | | Tourism | | Transport | | Segmenty - total | |
|---|---|---|---|---|---|---|---|---|
| | **Sales of products, merchandise and raw materials** | **Sales - % share in revenues during the last 4 quarters** | **Sales of products, merchandise and raw materials** | **Sales - % share in revenues during the last 4 quarters** | **Sales of products, merchandise and raw materials** | **Sales - % share in revenues during the last 4 quarters** | **Sales of products, merchandise and raw materials** | **Sales - % share in revenues during the last 4 quarters** |
| III quarter of 2006 | 205 674 | 29,9% | 98 069 | 46,1% | 49 175 | 29,6% | 352 918 | 33,1% |
| IV quarter of 2006 | 173 921 | 24,5% | 37 495 | 17,5% | 40 645 | 24,4% | 252 061 | 23,1% |
| I quarter of 2007 | 160 251 | 21,9% | 32 671 | 14,7% | 37 820 | 22,4% | 230 742 | 20,6% |
| II quarter of 2007 | 212 535 | 28,2% | 58 018 | 25,6% | 44 243 | 25,7% | 314 796 | 27,4% |
| III quarter of 2007 | 212 706 | 28,0% | 109 040 | 46,0% | 47 060 | 27,7% | 368 806 | 31,6% |
| IV quarter of 2007 | 183 796 | 23,9% | 38 909 | 16,3% | 47 060 | 26,7% | 269 765 | 22,8% |
| I quarter of 2008 | 161 792 | 21,0% | 29 610 | 12,6% | 39 970 | 22,4% | 231 372 | 19,5% |
| II quarter of 2008 | 221 912 | 28,4% | 65 324 | 26,9% | 44 152 | 24,8% | 331 388 | 27,6% |

(all amounts are quoted in PLN thousand, unless otherwise stated)

### 4.6 Segment revenue and segment result for individual business segments

The following net sales, costs and segment results are calculated based on value before consolidation adjustments in accordance with IAS 14.

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|---|---|---|
| | Sales to external clients | | | Inter-segment sales | | | Total sales | | |
| Hotels & Restaurants* | 214 843 | 207 004 | 3,79% | 7 069 | 5 531 | 27,81% | 221 912 | 212 535 | 4,41% |
| Tourism | 64 922 | 57 458 | 12,99% | 402 | 560 | -28,21% | 65 324 | 58 018 | 12,59% |
| Transport | 43 263 | 43 343 | -0,18% | 889 | 900 | -1,22% | 44 152 | 44 243 | -0,21% |
| Segment - total | 323 028 | 307 805 | 4,95% | 8 360 | 6 991 | 19,58% | 331 388 | 314 796 | 5,27% |
| Unallocated activities | 944 | 1 259 | -25,02% | (8 360) | (6 991) | 19,58% | (7 416) | (5 732) | 29,38% |
| Group - total | 323 972 | 309 064 | 4,82% | 0 | 0 | 0,00% | 323 972 | 309 064 | 4,82% |

| | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|---|---|---|
| | Sales to external clients | | | Inter-segment sales | | | Total sales | | |
| Hotels & Restaurants* | 373 990 | 364 259 | 2,67% | 9 714 | 8 527 | 13,92% | 383 704 | 372 786 | 2,93% |
| Tourism | 94 176 | 89 722 | 4,96% | 758 | 967 | -21,61% | 94 934 | 90 689 | 4,68% |
| Transport | 82 374 | 80 641 | 2,15% | 1 748 | 1 422 | 22,93% | 84 122 | 82 063 | 2,51% |
| Segment - total | 550 540 | 534 622 | 2,98% | 12 220 | 10 916 | 11,95% | 562 760 | 545 538 | 3,16% |
| Unallocated activities | 1 660 | 1 739 | -4,54% | (12 220) | (10 916) | 11,95% | (10 560) | (9 177) | 15,07% |
| Group - total | 552 200 | 536 361 | 2,95% | 0 | 0 | 0,00% | 552 200 | 536 361 | 2,95% |

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| | Segment result | | | Segment result | | |
| Hotels & Restaurants* | 75 061 | 72 145 | 4,04% | 101 197 | 101 874 | -0,66% |
| Tourism | 4 645 | 4 451 | 4,36% | 5 041 | 5 019 | 0,44% |
| Transport | 5 085 | 6 794 | -25,15% | 8 238 | 10 445 | -21,13% |
| Segment - total | 84 791 | 83 390 | 1,68% | 114 476 | 117 338 | -2,44% |
| Unallocated activities | (54 694) | (54 330) | 0,67% | (94 103) | (92 067) | 2,21% |
| Group - total | 30 097 | 29 060 | 3,57% | 20 373 | 25 271 | -19,38% |

* The overall result of the „Hotels & Restaurants" segment does not include: revenues from rental of investment property and from sale of trademarks, presented in the revenues of the Orbis Hotel Group (item 4.2 of this report).

** The overall result of the „Hotels with restaurants" segment includes sales and cost of services, products, merchandise and raw materials sold, rental of investment property and revenues from sale of trademarks excluded, and the distribution and marketing expenses of the Orbis Hotel Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 5. BALANCE SHEET OF THE GROUP

| | As at June 30, 2008 | As at March 31, 2008 | % change in 3 months ended June 30, 2008 | As at Dec. 31, 2007 | % change in 6 months ended June 30, 2008 | As at June 30, 2007 | % change in 12 months ended June 30, 2008 |
|---|---|---|---|---|---|---|---|
| Non-current assets | 2 173 202 | 2 120 744 | 2,47% | 2 109 658 | 3,01% | 2 048 564 | 6,08% |
| *% share in the balance sheet total* | *87,92%* | *89,96%* | | *89,12%* | | *87,87%* | |
| Current assets | 283 993 | 225 042 | 26,20% | 246 897 | 15,02% | 265 636 | 6,91% |
| *% share in the balance sheet total* | *11,49%* | *9,55%* | | *10,43%* | | *11,39%* | |
| Non-current assets classified as held for sale | 14 557 | 11 635 | 25,11% | 10 745 | 35,48% | 17 161 | -15,17% |
| *% share in the balance sheet total* | 0,59% | 0,49% | | 0,45% | | 0,74% | |
| **TOTAL ASSETS** | **2 471 752** | **2 357 421** | **4,85%** | **2 367 300** | **4,41%** | **2 331 361** | **6,02%** |
| Equity attributable to the parent company | 1 800 409 | 1 788 980 | 0,64% | 1 798 484 | 0,11% | 1 669 947 | 7,81% |
| *% share in the balance sheet total* | *72,84%* | *75,89%* | | *75,97%* | | *71,63%* | |
| Minority interests | 1 563 | 1 564 | -0,06% | 1 843 | -15,19% | 1 330 | 17,52% |
| *% share in the balance sheet total* | *0,06%* | *0,07%* | | *0,08%* | | *0,06%* | |
| Non-current liabilities | 330 171 | 320 509 | 3,01% | 297 857 | 10,85% | 341 205 | -3,23% |
| - of which: borrowings | 233 923 | 218 878 | 6,87% | 188 904 | 23,83% | 230 888 | 1,31% |
| *% share in the balance sheet total* | *13,36%* | *13,60%* | | *12,58%* | | *14,64%* | |
| Current liabilities | 339 609 | 246 368 | 37,85% | 269 116 | 26,19% | 318 879 | 6,50% |
| - of which: borrowings | 93 697 | 77 846 | 20,36% | 87 315 | 7,31% | 92 623 | 1,16% |
| *% share in the balance sheet total* | *13,74%* | *10,45%* | | *11,37%* | | *13,68%* | |
| **TOTAL EQUITY AND LIABILITIES** | **2 471 752** | **2 357 421** | **4,85%** | **2 367 300** | **4,41%** | **2 331 361** | **6,02%** |
| Ratio of borrowings/equity attrubutable to the parent | 18,20% | 16,59% | 1,61pp | 15,36% | 2,84pp | 19,37% | -1,18pp |
| Debt ratio (total liabilities/total assets ratio) | 27,10% | 24,05% | 3,05pp | 23,95% | 3,15pp | 28,31% | -1,21pp |

### 5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment, with most significant items including: hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The most considerable impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. Over the 2nd quarter of 2008, and in the course of the last 12 months alike, the value of this item has been systematically growing due to capital expenditure. In the hotel group, two new Etap hotels in Krakow and Katowice and, partially, the Mercure Grand Warsaw were rendered operational. Modernization of hotels is continued and new ones are being built. As the same time, the fleet of vehicles owned by Orbis Transport Sp. z o.o. is growing due to increasing demand for long- and short-term rental services.

(all amounts are quoted in PLN thousand, unless otherwise stated)

### 5.2 Current assets

Current assets are dominated by three items: other current receivables, trade receivables as well as cash and cash equivalents. The growth in the first item in the 2nd quarter of 2008 results from security depots, deposits and guarantees in the PBP Orbis Group, related to outgoing tourist events. At the same time, the value of current prepayments went down. As compared to the remaining earlier periods presented, other current receivables grew considerably due to increase in public law receivables in respect of VAT, which in turn resulted from capital expenditure generating such receivables, particularly in Orbis S.A., while as compared to the end of 2007 in addition by a growth in current prepayments and accrued income. The second largest item is trade receivables. The level of this item is affected by turnover on hotel and transport activities as well as tourist services. In the last three months, the value of this item went up as a result of a seasonal increase in turnover. In the 2nd quarter, the value of cash and cash equivalents increased due to the seasonally higher receipts of payments for hotel services and advances for travel events, though their level was below that at the end and in mid 2007. This was caused, among others, by capital expenditure incurred in connection with the pursuance of the Development Strategy by Orbis S.A. and appropriation of funds from the sale of real property for repayment of an overdraft by Orbis Transport Sp. z o.o.

### 5.3 Non-current liabilities

Five items are reported under non-current liabilities of the Orbis Group. The most substantial item is borrowings. The growth in the amount of borrowings as compared to the balance as at the end the 1st quarter resulted, first and foremost, from disbursement by Orbis S.A. of another tranche of the fixed-term investment loan of PLN 15 million. From the start of the year, Orbis S.A. used PLN 45 million of the facility. Two other major items, i.e. the deferred tax provision and the provision for pension and similar benefits were reported to have dropped slightly compared to all earlier periods.

### 5.4 Current liabilities

Current liabilities are dominated by other current payables, whose increase in the last three months of 2008 resulted chiefly from accounting the dividend payable to shareholders of Orbis S.A. from the profit for 2007 amounting to over PLN 18 million, as well as from the increase in prepayments and accruals in Orbis S.A. and in other companies. The second largest item is borrowings. In the 2nd quarter of 2008, their value grew due to the increase in overdraft of Orbis Transport Sp. z o.o. Another major item in this group is trade payables, which grew in the 2nd quarter of 2008 as compared to the balance as at the end of March 2008. This is connected with the seasonal increase in turnover of all segments handled by the Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 5.5 Borrowings

| Creditor | | amount of borrowing outstanding as at the balance sheet date, i.e. June 30, 2008 | | current borrowings | non-current borrowings | |
|---|---|---|---|---|---|---|
| | | PLN | CHF | | maturity 1-3 years | maturity above 3 years |
| Fixed-term credit facilitiy agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers) | | 273 399 | | 41 976 | 115 559 | 115 864 |
| Kredyt Bank SA | foreign currency working capital loan | 8 816 | 4 217 | 8 816 | 0 | 0 |
| Kredyt Bank SA | overdraft | 20 423 | | 20 423 | 0 | 0 |
| Kredyt Bank SA | investment loan | 1 875 | | 625 | 1 250 | 0 |
| Kredyt Bank SA | investment loan | 1 875 | | 625 | 1 250 | 0 |
| Societe Generale S.A. | Overdraft | 21 232 | | 21 232 | | |
| TOTAL: | | 327 620 | 4 217 | 93 697 | 118 059 | 115 864 |

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 5.6 Changes in estimates of amounts

| Major estimates of amounts | As at June 30, 2008 (change in 3 months of 2008) | As at March 31, 2008 (change in 3 months of 2008) | % change in 3 months ended June 30, 2008 | As at Dec. 31, 2007 (change in 6 months of 2007) | % change in 6 months ended June 30, 2008 | As at June 30, 2007 (change in 3 months of 2007) | % change in 12 months ended June 30, 2008 |
|---|---|---|---|---|---|---|---|
| DEFERRED TAX PROVISION AND ASSETS* | | | | | | | |
| 1. Deferred tax provision | 56 460 | 60 751 | -7,06% | 66 827 | -15,51% | 65 016 | -13,16% |
| 2. Deferred tax assets | 807 | 409 | 97,31% | 416 | 93,99% | 802 | 0,62% |
| PROVISIONS FOR LIABILITIES | | | | | | | |
| 1. Provision for jubilee awards and retirement obligations | 42 016 | 42 536 | -1,22% | 43 017 | -2,33% | 42 716 | -1,64% |
| Opening balance | 42 536 | 43 017 | | 42 716 | | 38 818 | |
| - created | 1 890 | 0 | | 2 582 | | 6 162 | |
| - used | (2 410) | (481) | | (1 483) | | (1 871) | |
| - released | 0 | 0 | | (798) | | (393) | |
| Closing balance | 42 016 | 42 536 | | 43 017 | | 42 716 | |
| 2. Provision for restructuring costs | 0 | 304 | -100,00% | 306 | -100,00% | 603 | -100,00% |
| Opening balance | 304 | 306 | | 603 | | 2 159 | |
| - created | 0 | 0 | | 306 | | 0 | |
| - used | (304) | 0 | | (286) | | (1 556) | |
| - released | 0 | (2) | | (317) | | 0 | |
| Closing balance | 0 | 304 | | 306 | | 603 | |
| IMPAIRMENT OF ASSETS | | | | | | | |
| 1. Impairment of financial non-current assets | 3 985 | 3 985 | 0,00% | 3 985 | 0,00% | 6 059 | -34,23% |
| Opening balance | 3 985 | 3 985 | | 6 059 | | 6 059 | |
| - created | 0 | 0 | | 0 | | 0 | |
| - used | 0 | 0 | | (2 074) | | 0 | |
| - reversed | 0 | 0 | | 0 | | 0 | |
| Closing balance | 3 985 | 3 985 | | 3 985 | | 6 059 | |
| 2. Impairment of property, plant and equipment | 429 354 | 429 393 | -0,01% | 430 236 | -0,21% | 473 604 | -9,34% |
| BO | 429 393 | 430 236 | | 473 604 | | 474 247 | |
| - created | 28 | 0 | | 29 389 | | 47 | |
| - reclassified | 0 | 0 | | 0 | | 0 | |
| - used | (23) | (843) | | (17 566) | | (451) | |
| - reversed | (44) | 0 | | (55 191) | | (239) | |
| Closing balance | 429 354 | 429 393 | | 430 236 | | 473 604 | |

* The deferred tax provision and assets are presented according to their final balance in tax groups and in companies that do not belong to these groups.

(all amounts are quoted in PLN thousand, unless otherwise stated)

### 5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

In the 2nd quarter of 2008, the following changes in contingent assets and liabilities were reported:

**Contingent liabilities**

| Title | Beneficiary | Debtor/nature of relations | Validity date | Amount as at the balance sheet date | Change of amount in 3 months ended June 30, 2008 | Financial terms and other remarks |
|---|---|---|---|---|---|---|
| | | **Granted by Orbis S.A.** | | | | |
| Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005 | PKO BP SA | Orbis Casino Sp. z o.o. - associate | Dec. 6, 2008 | 2 000 | 0 | Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite. |
| Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 dated Dec. 14, 2006 | PKO BP SA | Orbis Casino Sp. z o.o. - associate | Dec. 7, 2010 | 2 000 | 0 | Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite. |
| Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005 | PKO BP SA | Orbis Casino Sp. z o.o. - associate | Dec. 31, 2012 | 1 000 | 0 | Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite. |
| Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the credit facility granted by the bank under the fixed term credit facility agreement no 2008/007 dated March 17, 2008 | Societe Generale SA Oddzial w Polsce | Orbis Transport Sp. z o.o. - subsidiary | Feb 16, 2009 | 30 000 | 0 | Pursuant to the declaration of Orbis S.A. on submission to enforcement procedure up to PLN 30,000 thousand, the Bank may issue an execution order until Feb. 15, 2009. |
| | | **Granted by Hekon Hotele Ekonomiczne S.A.** | | | | |
| Guarantee for bank borrowings of PLN 500 million | Bank Handlowy and Societe Generale (Main Appointed Arrangers), BZ WBK Caylon (Arrangers) | ORBIS SA | 7 years with 2 options to defer payment date by 1 year | 273 399 | 12 781 | |
| | | **Granted by Orbis Tranport Sp. z o.o.** | | | | |
| Surety in favor of PKS Gdańsk Sp. z o.o. | BP Polska Sp z o.o. | PKS Gdańsk Sp. z o.o. | Dec. 31, 2008 | 50 | 50 | surety under the civil law for purchase of fuel |
| | | **TOTAL Contingent liabilities** | | **308 449** | **12 831** | |
| | | Including loan guarantees or guarantee surety in the Group | | 303 449 | 12 831 | |

**Contingent assets**

| Title | Beneficiary | Debtor/nature of relations | Validity date | Amount | Change | Remarks |
|---|---|---|---|---|---|---|
| | | **Receievd by PBP Orbis Sp. z o.o.** | | | | |
| Bank guarantee | Gulliver Travel Associates | | Sep. 1, 2008 | 52 | -2 | |
| Bank guarantee | Blue City Sp. z o.o. | | March 31,2009 | 9 | 0 | |
| | | **TOTAL Contingent assets:** | | **61** | **-2** | |

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 6. CASH FLOWS IN THE GROUP

| | 3 months ended June 30, 2008 | 3 months ended June 30, 2007 | % change 2008/2007 | 6 months ended June 30, 2008 | 6 months ended June 30, 2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Cash flows from operating activities | 82 581 | 73 703 | 12,05% | 75 899 | 101 264 | -25,05% |
| Cash flows from investing activities | (87 955) | (47 801) | 84,00% | (154 914) | (109 435) | 41,56% |
| Cash flows from financing activities | 24 767 | (1 385) | - | 39 904 | (109) | - |
| **Total net cash flows** | **19 393** | **24 517** | **-20,90%** | **(39 111)** | **(8 280)** | **372,36%** |
| Cash and cash equivalents at the end of period | 67 241 | 98 967 | -32,06% | 67 241 | 98 967 | -32,06% |

In the 2nd quarter of 2008, the Orbis Group recorded positive net cash flows from operating activities and financing activities. Net cash flows from both these kinds of activities offset the negative balance of investing cash flows, owing to which the Group reported cash surplus and ended the period with positive cash flows.

### 6.1 Operating activities

In the 2nd quarter of 2008, the Orbis Group reported negative net cash flows from operating activities, higher than the year before in the same period. This was attributable to the positive gross profit of the quarter. The chief source of positive cash flows from operating activities in the 2nd quarter of 2008 was changing in current payables, save for borrowings. The second largest positive adjustment was depreciation and amortization. The balance of net cash flows was decreased considerably by a change in the balance of receivables. This item also caused cumulative cash flows for 6 months of 2008 to be lower than in the corresponding period of last year.

### 6.2 Investing activities

In the 2nd quarter of 2008, the Orbis Group generated negative net cash flows from investing activities. As compared to the corresponding period of 2007, their value is noticeably smaller. The most significant impact on the result was exerted by Orbis S.A. owing to involvement of considerable funds in new hotel investments, and Orbis Transport Sp. z o.o. owing to purchases of passenger cars earmarked for long-term and short-term rental. The chief source of positive proceeds from investing activities included proceeds from the sale of property, plant and equipment, chiefly means of transport by Orbis Transport Sp. z o.o.

### 6.3 Financing activities

In the 2nd quarter of 2008, the Orbis Group generated positive cash flows from financing activities. This result was to the largest extent attributable to: Orbis S.A., which drew a subsequent PLN 15 million tranche of a fixed-term credit facility and Orbis Transport Sp. z o.o., which took out an overdraft of PLN 19.9 million. The most considerable negative expenditure in this type of activities was costs of loan repayment.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

| | As at June 30, 2008 | As at March 31, 2008 | % zmiana w ciągu 3 miesięcy zakończ. 30.06.2008 | As at Dec. 31, 2007 | % zchange in 6 months ended June 30, 2008 | As at June 30, 2007 | % change in 12 months ended June 30, 2008 |
|---|---|---|---|---|---|---|---|
| Share capital | 517 754 | 517 754 | 0,00% | 517 754 | 0,00% | 517 754 | 0,00% |
| Other reserves | 133 333 | 133 333 | 0,00% | 133 333 | 0,00% | 133 333 | 0,00% |
| Exchange differences on consolidation | (1 145) | (907) | -26,24% | (848) | -35,02% | (675) | -69,63% |
| Retained earnings | 1 150 467 | 1 138 800 | 1,02% | 1 148 245 | 0,19% | 1 019 535 | 12,84% |
| **Equity attributable to equity holders of the parent company** | **1 800 409** | **1 788 980** | **0,64%** | **1 798 484** | **0,11%** | **1 669 947** | **7,81%** |
| Minority interests | 1 563 | 1 564 | **-0,06%** | 1 843 | **-15,19%** | 1 330 | **17,52%** |
| **Equity** | **1 801 972** | **1 790 544** | **0,64%** | **1 800 327** | **0,09%** | **1 671 277** | **7,82%** |

The level of share capital has remained unchanged.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon and the PBP Group.

The change in retained earnings in the 2nd quarter 2008 was brought about predominantly by the booking of net loss for the current financial period of **PLN 30,098 thousand** and the granting of dividend for Orbis S.A. shareholders from 2007 profits. The remaining part of profit of PLN **1 thousand** decreased equity attributable to minority shareholders.

Dividends paid.

- **Orbis S.A.** – on June 19, 2008, the Annual General Meeting of Shareholders took a resolution to distribute PLN 125,317 thousand of profit for 2007.The amount of PLN 18,431 thousand was appropriated for dividend payment (40 grosz per share), the remainder was kept in the Company for investment purposes. Dividend record day – July 15, 2008, dividend payment date – Aug. 1, 2008.

Dividends within the Group:

- Orbis Kontrakty Sp. z o.o. – by virtue of resolution no IV of the Annual General Shareholders' Meeting dated March 18, 2008, the dividend of PLN 6,400 thousand payable to Orbis S.A. and the dividend of PLN 1,600 thousand payable to Hekon – Hotele Ekonomiczne S.A. credited the companies' accounts in full.
- Hekon - Hotele Ekonomiczne S.A. – dividend of PLN 38,835 thousand payable to Orbis S.A. by virtue of resolution of the Annual General Meeting of Shareholders of June 26, 2008. As at June 30, 2008 the dividend remained a receivable.

## 8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring or one-off events took place during 6 months ended on June 30, 2008 and on June 30, 2007.

## 9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

(all amounts are quoted in PLN thousand, unless otherwise stated)

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

## 10. RELATED PARTY TRANSACTIONS

### SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 6 months of 2008, the Orbis Group executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.) – revenues amounted to PLN 1,127 thousand, including PLN 1,076 thousand under the management contract, while expenses totaled PLN 8,497 thousand, including PLN 8,487 thousand as license fee. Revenues in the 1st half of 2007 amounted to PLN 888 thousand, while expenses totaled PLN 8,263 thousand, including PLN 8,216 thousand as license fee. As at June 30, 2008, receivables under these transactions amounted to PLN 622 thousand, while as at June 30, 2007, their sum was PLN 539 thousand. Payables under these transactions amounted to PLN 5,193 thousand as at June 30, 2008, while as at June 30, 2007, payables to Accor Polska Sp. z o.o. totaled PLN 5,078 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 800 thousand, compared to PLN 1,176 thousand in the 1st half of 2007. As at June 30, 2008, there were no payables to Accor Centres de Contacts Clients, while as at June 30, 2007, they totaled PLN 160 thousand.
- with Accor Guarantee Lease Fees (a company related to Accor S.A.), expenses in the 1st half of 2008 totaled PLN168 thousand, and in the 1st half of 2007 – PLN 194 thousand.

In addition please be informed that in performance of agreements made in 2006 by Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. with Bank Handlowy w Warszawie S.A. in order to implement "cash pooling" structure (of which we informed in current report no 29/2006) in the 1st half of 2008, the highest daily value of structure utilization was PLN 13,707 thousand (the structure was used for 44 days).

### INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

| as at June 30, 2008 | Orbis S.A. | Hekon S.A. | UAB Hekon | Orbis Kontrakty Sp. z o.o. | PBP Orbis Group | Orbis Transport Group | Total eliminations |
|---|---|---|---|---|---|---|---|
| **Intra-Group transactions** | | | | | | | |
| Receivables | 87 356 | 144 679 | 0 | 0 | 473 | 540 | 233 048 |
| Payables | 145 034 | 43 335 | 0 | 51 | 3 870 | 40 758 | 233 048 |
| Expenses | 7 755 | 4 813 | 30 | 63 | 7 220 | 3 307 | 23 188 |
| Revenues | 14 012 | 6 249 | 0 | 0 | 758 | 2 169 | 23 188 |

## 11. CHANGES IN ACCOUNTING POLICIES

No change in the accounting policies occurred in 2008 as compared to the financial statements published as at December 31, 2007.

## 12. EVENTS AFTER THE BALANCE SHEET DATE

On July 29, 2008, Fitch Ratings confirmed the long-term domestic rating for Orbis S.A. at BBB+ (pol) with stable prospects (see also current report 22/2008).

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 13. ISSUER'S SHAREHOLDERS

As at August 14, 2008, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand, and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at August 14, 2008, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

| Akcjonariusz (wyszczególnienie) | No. of shares held at Aug. 14,2008 (no. of voting rights at the GM) | % share in share capital as at Aug. 14, 2008 (% share in total no. of voting rights at the GM) | Change in the structure of ownership of major blocks of shares from May 16, 2008 to Aug. 14, 2008 (from submission of the last quarterly report) |
|---|---|---|---|
| **- Accor S.A.:** | **20 955 773** | **45,48%** | |
| *including subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:* | *2 303 849* | *4,99%* | - |
| **- BZ WBK AIB Asset Management S.A. -customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:** | **9 377 690** | **20,35%** | |
| *including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.* | *6 502 334* | *14,11%* | *4,07%* |
| *(including on the funds' accounts: 1) Arka FIO* | *2 319 222* | *5,03%* | |
| *2) Arka Zrównoważony FIO)* | *2 322 338* | *5,04%* | |
| **- Commercial Union OFE BPH CU WBK:** | **2 338 652** | **5,08%** | - |

## 14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

According to the Company's knowledge, as at August 14, 2008, members of the Management Board held the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1,000 shares of Orbis S.A.
2. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
3. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
4. Marcin Szewczykowski - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at August 14, 2008, members of the Supervisory Board of the 7th tenure held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Jacek Kseń
   does not hold any Orbis S.A. shares
3. Erez Boniel
   does not hold any Orbis S.A. shares
4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
7. Artur Gabor
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
    does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

| Legal claims – description | Value of the litigation | Date of launching the legal proceedings | Parties to the proceedings | Company's stance |
|---|---|---|---|---|
| 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right of perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting the plot of land no. 3, in the part related to the former Mortgage Register "Real property in the City of Warsaw under no. 5021". | unknown | 1) Notification of the Housing and Municipal Development Office dated April 18, 2002 concerning proceedings for declaration of invalidity of an administrative decision<br>2) Notification of the Minister of Infrastructure dated February 4, 2008 | 1) Applicant: P.P. Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski. | 1) The Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring the invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. No new developments in the case.<br>2) By virtue of a letter dated February 4, 2008, the Minister of Infrastructure notified Orbis S.A. that Mrs. Helena Helmersen-Andrzejewski and Mr. Andrzej Blikle filed an application for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., in the part related to the former Mortgage Register "Real property in the City of Warsaw under no. 5021", to Orbis S.A. In the letter dated February 27, 2008, Orbis S.A. presented its position on the case concerned and pointed to the absence of any legal grounds for declaration of invalidity of the above decision concerning granting the right of ownership to Orbis S.A. By virtue of a letter dated May 19, 2008, the Minister of Infrastructure informed that the case is to be heard by December 31, 2008. |
| 1) Proceedings for granting the right of temporary ownership (presently: the right of perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G.<br>2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to the Mortgage Register no. 1599 G | unknown | 1) Application dated September 14, 1948 for granting the right of temporary ownership<br>2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006). | 1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A.<br>2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński) | 1) On January 14, 2005, the Voivodship Administrative Court rendered the judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right of perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right of perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008, dated March 31, 2008 (served on Orbis S.A. on April 7, 2008), the President of the Capital City of Warsaw refused to grant the legal successors of the former owner the right of perpetual usufruct . Real Property Management Office, on April 21, 2008 the Applicants' attorney appealed against the above decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Real Property Department, notified that the deadline for handling the appeal expires on August 30, 2008.<br>2) Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to |

(all amounts are quoted in PLN thousand, unless otherwise stated)

| | | | | |
|---|---|---|---|---|
| | | | | the Mortgage Register no. 1599 G. By virtue of a decision dated January 22, 2007, the Minister of Construction refused to declare the invalidity of the above decision of the Head of the Warszawskie Voivodship. This decision is no subject to an appeal. However, a party not satisfied with the decision may apply to the Minister of Construction to have the case reconsidered. No information concerning filing of such an application. |
| Proceedings for payment of a fee for the use of the real property located in Kraków, at 11 Pijarska str. | PLN 1,345 thous. | Applicants:<br>1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003);<br>2) A. and M. Marczak – April 2004 (statement of claim served in June 2004);<br>3) Irena Kuc- November 2004 (statement of claim served on Orbis S.A. in March 2005);<br>4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005) | Plaintiffs: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczakowie oraz Irena Kuc, Ewa Ciapała , Janusz Tabor.<br><br>Defendant:: Orbis. S.A. | Orbis S.A. applied for dismissal of statements of claims. In 2005, the Court combined the 4 statements of claim to be considered as one case no. I C 1142/03. The District Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the District Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of an court expert by the Court. On January 3, 2007 a partial site inspection of the real property concerned was carried out, attended by the court expert, some plaintiffs and Orbis S.A. attorneys. A subsequent part of the site inspection was held on January 31, 2007. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion contained in letters dated March 5, 2007 and April 3, 2007, whereby he applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney. By virtue of a decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – an expert in the area of building structures, including historic buildings and cost estimatation of construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2,125,869.05 – 21% depreciation = PLN 1,679,436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1,679,175.50 less 17% depreciation = PLN 1,393,715.00. Orbis S.A. has not filed any appeal against the Court Opinion. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński. |
| Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków | PLN 1,541 thous. | Statement of claim dated November 29, 2004 | Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor, | The case pending before the District Court in Bydgoszcz. The date of the hearing has not been set. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application since the State Treasury is entered as the owner of the property in the Land and Mortgage Register as, despite having won the case for updating the Land and Mortgage Register to reflect the current legal status, the co-owners failed to register their ownership rights. Orbis S.A. appealed against this decision. The Court served a notification dated February 14, 2008 on Orbis S.A. attorney, stating that "as a result of consideration of remedy at law", the Court entered the mandatory mortgage in the Land and Mortgage Register . On June 25, |

(all amounts are quoted in PLN thousand, unless otherwise stated)

| | | | | |
|---|---|---|---|---|
| | | | | 2007 another hearing was held during which the Defendants' attorney presented a copy of a court expert opinion (by eng. Egner) on the case referred above. The Plaintiff's attorney declared that the presented copy of the court expert opinion was challenged in the case described above. The Court heard the court expert Wiesław Enger on April 28, 2008. In response to Orbis S.A.'s charges, the expert admitted, among others, that he has no knowledge of cost estimation of construction works. In view of the above and former charges against the opinion, Orbis S.A. will apply for considering the expert opinion by W. Enger as unreliable and for admission of a new Court Opinion by a new court expert, appointed in the case described above. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński. |
| Proceedings for determination that the decision of the Head of Krakowskie Voivodship dated February 19, 1993 (no. GG.III.7224/27/92/Chw),concerning acquisition by operation of law, on December 5, 1990, by the State Enterprise "Orbis" with its corporate seat in Warsaw, whose legal successor is Orbis S.A. with its corporate seat in Warsaw, of the right of perpetual usufruct of the real property, owned by the State Treasury, composed of the plot of land no. 180/4 (area 1,7316 ha) and the plot of land no. 180/6 (area 0,0132 ha), entered presently in the Land and Mortgage Register KW 212704, of the right of ownership of the hotel building „Cracovia" located on the above plot of land no. 180/4- - to the extent concerning a part of the plot of land no 180/4 with an area of 0,5822 ha, composed of former cadastre plots no.: 1816/45 (area 0,3847 ha), 1816/52 (area 0,1573 ha), 1816/66 (area 0,0140 ha), 1816/64 (area 0,0250 ha) and 1816/60 (area 0,0012 ha), has been issued in violation of the law | unknown | Notification of the Minister of Construction dated May 12 , 2007 (service on Orbis S.A. on May 21, 2007) | Applicant: Norbertanki Nunnery in Kraków; Relevant administration authority: Minister of Infrastructure | On May 21, 2007 „Orbis" S.A. was notified by the Minister of Construction that the Norbertanki Nunnery in Kraków applied for declaration of invalidity of the decision of the Head of Małopolskie Voivodship no.GG.III.7224/27/92/Chw dated February 19, 1993 concerning granting to the State Enterprise „Orbis" of the right of ownership of the plots of land no. 180/4 and 180/6, located in Kraków at Marszałka F. Focha Avenue – to the extent concerning a part of the plot of land no. 180/4 (comprising former cadastre plots no. 1816/45, 1816/52, 1816/66, 1816/64 and 1816/60. This case relates to the final and binding dismissal of action initiated by the Norbertanki Nunnery in Kraków against Orbis S.A. for compensation for occupying the above real property. By virtue of a letter dated October 5, 2007 to the Minister of Construction, Orbis S.A. presented its position as regards the case, i.e. claimed that the application of the attorney of the Norbertanki Nunnery concerns declaration that the administrative decision was issued in violation of the law and not, as stated in the notification of the Minister of Construction dated August 9, 2007, „declaration of invalidity of the decision ...." and that, in the opinion of Orbis S.A. it cannot be assumed that complete evidence sufficient to consider the application had been collected, so as to assess whether the decision concerned by the application had been issued in violation of the law and whether irrevocable legal effects had occurred. Orbis S.A attached several Xerox copies of documents from the files of the Property Commission with the above letter . By virtue of a decision dated October 12, 2007 (served on Orbis S.A. on October 22, 2007). the Minister of Construction declared invalidity of the above decision of the Head of Małopolskie Voivodship dated February 19, 1993. Acting pursuant to Article 127 § 3 of the Code of Administrative Proceedings, on October 30, 2007 Orbis S.A. filed an application with the Minister of Construction for reconsideration of the case and claimed that the above decision insulted provisions of the following Articles: 77 § 1, 107 § 3, 156 § 2 and 158 § 2 of the Code of Administrative Proceedings. On January 15, 2008, Orbis S.A. applied to the Minister of Infrastructure for suspension of proceedings pending before the Minister of Infrastructure, initiated by an application for reconsideration of the decision of the Minister of Construction dated October 12, 2007 in view of the fact that presently simultaneous proceedings before the court are pending and that these proceedings are of prejudicial significance for resolution of former proceedings. By virtue of a decision dated March 13, 2008, the Minister of Infrastructure refused to suspend the proceedings. On April 1, 2008, Orbis S.A. applied for reconsideration of the case in respect of the above application of Orbis S.A. dated January 15, 2008 for suspension of proceedings. This application has not been considered to date. |

(all amounts are quoted in PLN thousand, unless otherwise stated)

| | | | | |
|---|---|---|---|---|
| Proceedings for adjustment of contents of the Land and Mortgage Register no. KR1P/00212704/9, to the extent related to a part of the plot of land no. 180/4, i.e. to the extent applicable to former cadastre plots no.: 1816/45, 1816/52, 1816/64, and 1816/66, so as to reflect the actual legal status, together with an application for security. | PLN 10,000 thous. | Statement of claim dated November 21, 2007 (served on Orbis S.A. on December 27, 2007) | Plaintiff: Norbertanki Nunnery in Kraków; Defendants: State Treasury represented by the President of the City of Kraków acting in the capacity of the Staroste of a town with the rights of a poviat, and Orbis S.A. | Statement of claim by the Norbertanki Nunnery in Kraków against the State Treasury, represented by the President of the City of Kraków acting in the capacity of the Staroste of a town with the rights of a poviat, and Orbis S.A. for adjustment of the Land and Mortgage Register no. KR1P/00212704/9, kept by the Regional Court for Kraków – Podgórze, composed of plots of land no. 180/4 and no. 180/6, so as to reflect the actual legal status (i.e. for entering the Norbertanki Nunnery in Kraków in lieu of the State Treasury in Section II of the Land and Mortgage Register and for deletion of the entry on the right of perpetual usufruct of land and the right of separate ownership of the building for the benefit of Orbis S.A., to the extent applicable to the real property section 14, comprising a part of the plot of land no. 180/4 with an area of 0,5810 ha, together with an application for security. In the statement of claim the value of litigation was determined at PLN 10,000,000.00. By virtue of the decision dated December 11, 2007, the District Court for Kraków – Krowodrze decided to secure the above claims for the benefit of the Norbertanki Nunnery in Kraków by way of entering a warning about pending proceedings for adjustment of contents of the Land and Mortgage Register to reflect the actual legal status in Section III of the above Land and Mortgage Register. At a hearing on January 21, 2008, the Court adjourned the hearing without setting a new date. The Norbertanki Nunnery was obligated to supplement the statement of claim, i.e. to prove its title to bring action before court, and obligated the Defendants, including Orbis S.A., to prepare a reply to the statement. On February 25, 2008, Orbis S.A. filed the reply to the statement of claim, whereby it applied for dismissal of action in its entirety and for suspension of proceedings on hand because of commenced proceedings, launched by Orbis S.A. application, for declaration of acquisitive prescription, referred below. In February and March 2008, pleadings were exchanged between the parties to the proceedings concerned. In the pleading dated May 19, 2008, the Plaintiff's attorney applied for admission and examination of documentary evidence, i.e. several enclosed documents pertaining to the legal personality of the Norbertanki Nunnery. Also, this pleading contains further polemics with arguments put forth earlier by the Defendants. |
| Application for determination that on January 1, 1975 the legal predecessor of Orbis S.A., the State Enterprise "Orbis" in Warsaw, acquired by prescription the right of ownership of the real property composed of a part of the plot of land no. 180/4 located in section 14 in Kraków, with an area of 0,5810 ha, corresponding to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66. | PLN 10,000 thous. | Application dated February 22, 2008 | Applicant: Orbis S.A.; Participants: State Treasury represented by the General Public Prosecutor's Office of the State Treasury, I Department of Legal representation, and the Norbertanki Nunnery in Kraków | By virtue of the application dated February 22, 2008, Orbis S.A. applied to the Regional Court for Kraków - Krowodrze in Kraków, I Civil Division, for making a geodesic division of the plot of land 180/4 in Kraków into two new plots of land, of which one will correspond to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66, with a total area of 0,5810 ha, and the second one – to the remaining part of the plot of land no. 180/4, and for determination that the legal predecessor of Orbis S.A., the State Enterprise "Orbis" in Warsaw, on January 1, 1975 acquired by prescription the right of ownership of the real property composed of a part of the plot of land no. 180/4 located in section 14 in Kraków, with an area of 0,5810 ha, corresponding to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66. In response to the application for declaration of acquisitive prescription dated May 13, 2008, the Norbertanki Nunnery requested dismissal of the application and suspension of proceedings until final resolution of proceedings for adjustment of contents of the Land and Mortgage Register to reflect the actual legal status. On the other hand, the letter of the General Public Prosecutor's Office dated May 19, 2008 indicates that, in the case on hand, the State Treasury is represented by a staroste of a town with the rights of a poviat – President of the City of Kraków. Therefore, the Regional Court for Kraków - Krowodrze requested Orbis S.A. to file an additional copy of the application, which Orbis S.A. did on July, 14, 2008. |

| | | | | |
|---|---|---|---|---|
| Proceedings for handing over of the real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 $m^2$ | The Plaintiff determined the value of litigation at PLN 5,000,000, as the value of the real property or, alternatively, at PLN 377,433 which corresponds to the 3-month lease rent due for this type of real property | Statement of claim dated September 29, .2005. | Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A. | In the reply to the statement of claim, the Defendant, „ORBIS" S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „ORBIS". Proceedings were suspended, on mutual request of the parties, for the period of 3 months, for the parties to prepare an agreed position concerning possible amicable agreement in court. Therefore, Orbis S.A. proposed an amicable agreement which the State Treasury did not accept. Proceedings were resumed by virtue of a decision of the District Court dated April 16, 2007 (on Orbis S.A. application. At a hearing held on September 6, 2007 the Plaintiff's representative did not appear. Furthermore, the Plaintiff did not respond to the Court's summons to make the claims more precise and take a stance on the applications and allegations of the Defendant. Such circumstances (Orbis S.A. attorney applied for dismissal of action and informed the Court about withdrawal of its proposal to reach an amicable agreement). On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In the Court of second instance, the case was assigned number VI ACa 200/08. In response to the appeal, filed on February 13, 2008, Orbis S.A. attorney applied for dismissal of the appeal and discussed the objections as to the merits, derived from the provisions of the Real Property Management Act, i.e. the attorney indicated that the Defendant Orbis S.A. had proved its legal title to the disputed real property based on a decision issued under the Land Management and Real Property Expropriation Act of 1985, whereby the right of administration was established in favor of its legal predecessor, State Enterprise "Orbis", which the Court of first instance legitimately stated in the justification to its judgment. As regards new evidence enclosed with the appeal by the State Treasury, among others, a certificate of the Staroste of Warszawski Poviat dated May 15, 2002, stating that the Mortgage Register „Kolonia Adamówka Wilanowska", of which the disputed plot of land no. 21/1 formed part, was governed by the provisions of the Decree of September 6, 1944 on the Agricultural Reform. Orbis S.A. attorney applied for the preclusion of evidence, in view of a circumstance that evidence should be submitted to the Court of first instance owing to its contents. Appellate procedings are pending. The date of the hearing has not been set. On behalf of Orbis S.A., the case is defended by legal counsel Zofia Marcinkowska. |
| Bankruptcy | PLN 351 thous | March 21, 2005 | Maxer S.A. Poznań | Bankruptcy proceedings related to „MAXER" SA with its corporate seat in Poznań were initiated on March 21, 2005. Orbis SA MOTEL Branch in Wrocław lodged a claim to the bankruptcy estate, amounting to PLN 351 thousand, i.e. the amount due for provided services, interest and adjudged court costs. The claimed amount is classified as falling within the III category pursuant to Article 342 of the Act "Bankruptcy and Reorganization Law". Initially, proceedings provided for an arrangement option and, subsequently, by virtue of a decision of a bankruptcy court the proceedings were transformed into proceedings with a liquidation option. Recently, the administrator of the bankrupt has commenced to try to change the proceedings option once again – from a liquidation option to an option providing for an arrangement with creditors. Consequently, liquidation of the company's property has been discontinued. Proceedings are pending. |

(all amounts are quoted in PLN thousand, unless otherwise stated)

| | | | | |
|---|---|---|---|---|
| 6 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation for termination of employment in violation of the law<br>Majority of employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary. Presently, the employees base their claims on Article 45 § 1 of the Labor Code. | In two cases, employees seek compensation of PLN 67 thous., while others seek compensation equal to 3-times the monthly salary, i.e. PLN 14-15 thous. | From July 2005 and from the end of September 2005 | Plaintiffs: employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A | Orbis S.A. applies for dismissal of all statements of claim. To date, several dozen hearings have been held before the Regional Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Additionally, the Court is reducing the number of statements of claim depending on which statement filed by an employee - plaintiff (for determination of ineffectiveness of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim. Presently, only 6 proceedings are pending. To date, a few judgments dismissing Plaintiffs' claims in their entirety have been rendered. In one case, an appeal was filed, which was subsequently dismissed. The Plaintiff's attorney filed a last-resort (cassation) appeal with the Supreme Court. These cases are defended by the Law Office of attorney Waldemar Gujski. |
| 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement and internal pay regulations in effect in the Branch acting a an independent employer. In some cases, the Court has issued orders for payment to employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework of ordinary proceedings, similarly to other cases. | The total amount of claims is approx. PLN 776 thous. | First statements of claim were filed in July 2006 | Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw | The Vera Hotel Branch in Warsaw applies for dismissal of all the action brought by employees. So far no judgments, save for the judgment for determination, have been issued. Some cases have been suspended. Other cases are pending. No new developments in the case. Proceedings to take evidence are pending, no judgment has been rendered. These cases are defended by the Law Office of attorney Waldemar Gujski. |
| 12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation. | Plaintiffs claim a total amount of approx. PLN 90,000. | First statements of claim were filed in July. | Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw. Defendant: Orbis S.A in one case – the Solec Hotel Branch | Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against. These cases are defended by the Law Office of attorney Waldemar Gujski. |

# ORBIS S.A.

# CONDENSED STAND-ALONE FINANCIAL STATEMENT

**as at June 30, 2008 and for 6 months ended on June 30, 2008**

(all amounts are quoted in PLN thousands, unless otherwise stated)

## BALANCE SHEET

as at June 30, 2008, March 31, 2008, December 31, 2007 and June 30, 2007

| Assets | balance as at June 30, 2008 | balance as at March 31, 2008 | balance as at December 31, 2007 | balance as at June 30, 2007 |
|---|---|---|---|---|
| **Non-current assets** | **2 139 840** | **2 111 107** | **2 108 621** | **2 039 937** |
| Property, plant and equipment | 1 478 164 | 1 531 409 | 1 528 023 | 1 456 752 |
| Intangible assets | 1 553 | 1 271 | 1 412 | 1 109 |
| Investment in subsidiaries and associates | 484 007 | 484 007 | 484 007 | 484 091 |
| Available-for-sale financial assets | 0 | 0 | 0 | 31 |
| Investment property | 175 564 | 93 868 | 94 627 | 97 402 |
| Other long-term investments | 552 | 552 | 552 | 552 |
| **Current assets** | **193 458** | **152 750** | **151 468** | **172 984** |
| Inventories | 4 947 | 4 629 | 4 907 | 4 729 |
| Trade receivables | 41 353 | 30 844 | 26 847 | 38 446 |
| Income tax receivables | 2 048 | 1 028 | 533 | 993 |
| Other short-term receivables | 140 076 | 115 440 | 82 518 | 104 444 |
| Financial assets at fair value through profit or loss | 0 | 0 | 6 986 | 0 |
| Cash and cash equivalents | 5 034 | 809 | 29 677 | 24 372 |
| **Non-current assets held for sale** | 0 | 0 | 0 | 10 561 |
| **Total assets** | **2 333 298** | **2 263 857** | **2 260 089** | **2 223 482** |

(all amounts are quoted in PLN thousands, unless otherwise stated)

## BALANCE SHEET, continued

as at June 30, 2008, March 31, 2008, December 31, 2007 and June 30, 2007

| Equity and Liabilities | balance as at June 30, 2008 | balance as at March 31, 2008 | balance as at December 31, 2007 | balance as at June 30, 2007 |
|---|---|---|---|---|
| **Total equity** | **1 715 954** | **1 680 196** | **1 686 500** | **1 601 471** |
| Share capital | 517 754 | 517 754 | 517 754 | 517 754 |
| Other capital | 133 333 | 133 333 | 133 333 | 133 333 |
| Retained earnings | 1 064 867 | 1 029 109 | 1 035 413 | 950 384 |
| **Non-current liabilities** | **320 451** | **308 426** | **283 791** | **322 163** |
| Borrowings | 231 423 | 216 378 | 186 333 | 225 417 |
| Deferred income tax liability | 55 896 | 58 661 | 63 817 | 62 367 |
| Provision for pension and similar benefits | 33 132 | 33 387 | 33 641 | 34 379 |
| **Current liabilities** | **296 893** | **275 235** | **289 798** | **299 848** |
| Borrowings, of which: | 185 345 | 187 303 | 183 951 | 184 043 |
| - borrowings from related entitles | 143 369 | 143 063 | 143 071 | 142 823 |
| Trade payables | 34 301 | 24 008 | 54 916 | 42 324 |
| Current income tax liabilities | 4 976 | 406 | 7 999 | 3 849 |
| Other current liabilities | 65 400 | 56 668 | 35 866 | 63 439 |
| Provision for pension and similar benefits | 5 511 | 5 750 | 5 965 | 4 795 |
| Provisions for liabilities | 1 360 | 1 100 | 1 101 | 1 398 |
| **Total equity and liabilities** | **2 333 298** | **2 263 857** | **2 260 089** | **2 223 482** |

(all amounts are quoted in PLN thousands, unless otherwise stated)

## INCOME STATEMENT

**for 6 months and for 3 months ended on June 30, 2008 with comparable figures for the year 2007**

| | 3 months ended on June 30, 2008 | 6 months ended on June 30, 2008 | 3 months ended on June 30, 2007 | 6 months ended on June 30, 2007 |
|---|---|---|---|---|
| Net sales of services | 181 888 | 314 109 | 177 358 | 309 442 |
| Net sales of products, merchandise and raw materials | 748 | 1 088 | 431 | 1 032 |
| Cost of services, products, merchandise and raw materials sold | (119 243) | (230 517) | (115 640) | (223 809) |
| **Gross profit on sales** | **63 393** | **84 680** | **62 149** | **86 665** |
| Other operating income | 39 974 | 48 082 | 40 362 | 42 616 |
| Distribution & marketing expenses | (10 092) | (18 364) | (10 384) | (19 154) |
| Overheads & administrative expenses | (26 457) | (49 966) | (29 753) | (54 076) |
| Other operating expenses | (1 764) | (3 646) | (1 686) | (4 649) |
| **Operating profit** | **65 054** | **60 786** | **60 688** | **51 402** |
| Financial income | 0 | 0 | 30 | 30 |
| Financial expenses | (6 657) | (12 085) | (5 222) | (9 799) |
| **Profit before tax** | **58 397** | **48 701** | **55 496** | **41 633** |
| Income tax expense | (4 208) | (816) | (3 580) | (1 345) |
| **Net profit for the period** | **54 189** | **47 885** | **51 916** | **40 288** |
| **Profit per ordinary share (in PLN)** | | | | |
| Profit per share for the period | 1,18 | 1,04 | 1,13 | 0,87 |

Total profit for the period relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

**for 6 months and for 3 months ended on June 30, 2008, for 12 months preceding and for 6 months comparable for the year 2007**

| | Share Capital | Other Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Twelve months ended on December 31, 2007** | | | | |
| **Balance as at January 1, 2007** | **517 754** | **133 333** | **925 763** | **1 576 850** |
| - profit for the financial year | 0 | 0 | 125 317 | **125 317** |
| **Total recognised income** | **0** | **0** | **125 317** | **125 317** |
| dividends | 0 | 0 | (15 667) | **(15 667)** |
| **Balance as at December 31, 2007** | **517 754** | **133 333** | **1 035 413** | **1 686 500** |
| **of which: six months ended on June 30, 2007** | | | | |
| **Balance as at January 1, 2007** | **517 754** | **133 333** | **925 763** | **1 576 850** |
| - profit for the period | 0 | 0 | 40 288 | **40 288** |
| **Total recognised income** | **0** | **0** | **40 288** | **40 288** |
| dividends | 0 | 0 | (15 667) | **(15 667)** |
| **Balance as at June 30, 2007** | **517 754** | **133 333** | **950 384** | **1 601 471** |
| **Six months ended on June 30, 2008** | | | | |
| **Balance as at January 1, 2008** | **517 754** | **133 333** | **1 035 413** | **1 686 500** |
| - profit for the period | 0 | 0 | 47 885 | **47 885** |
| **Total recognised income** | **0** | **0** | **47 885** | **47 885** |
| dividends | 0 | 0 | (18 431) | **(18 431)** |
| **Balance as at June 30, 2008** | **517 754** | **133 333** | **1 064 867** | **1 715 954** |
| **of which: three months ended on June 30, 2008** | | | | |
| **Balance as at April 1, 2008** | **517 754** | **133 333** | **1 029 109** | **1 680 196** |
| - profit for the period | 0 | 0 | 54 189 | **54 189** |
| **Total recognised income** | **0** | **0** | **54 189** | **54 189** |
| dividends | 0 | 0 | (18 431) | **(18 431)** |
| **Balance as at June 30, 2008** | **517 754** | **133 333** | **1 064 867** | **1 715 954** |

(all amounts are quoted in PLN thousands, unless otherwise stated)

## CASH FLOW STATEMENT

**for 6 months and for 3 months ended on June 30, 2008 with comparable figures for the year 2007**

| | 3 months ended on June 30, 2008 | 6 months ended on June 30, 2008 | 3 months ended on June 30, 2007 | 6 months ended on June 30, 2007 |
|---|---|---|---|---|
| **OPERATING ACTIVITIES** | | | | |
| **Profit before tax** | **58 397** | **48 701** | **55 496** | **41 633** |
| **Adjustments:** | **(20 033)** | **(4 312)** | **(4 732)** | **13 755** |
| Depreciation and amortization | 31 457 | 62 951 | 30 890 | 61 198 |
| Interest and dividends | (33 092) | (34 833) | (33 624) | (29 317) |
| Profit (loss) on investing activity | (1 284) | (300) | 891 | 623 |
| Change in receivables | (11 920) | (35 162) | (10 333) | (26 458) |
| Change in current liabilities, excluding borrowings | (5 455) | 3 580 | 18 168 | 10 951 |
| Change in provisions | (233) | (704) | (8 829) | (1 554) |
| Change in inventories | (318) | (40) | (18) | 208 |
| Other adjustments | 812 | 196 | (1 877) | (1 896) |
| **Cash flow from operating activities** | **38 364** | **44 389** | **50 764** | **55 388** |
| Income tax paid | (3 422) | (13 274) | (5 549) | (6 361) |
| **Net cash flow from operating activities** | **34 942** | **31 115** | **45 215** | **49 027** |
| **INVESTING ACTIVITIES** | | | | |
| Proceeds from sale of property, plant and equipment and intangible assets | 38 | 395 | 155 | 437 |
| Proceeds from sale of short-term securities | 0 | 7 000 | 3 070 | 3 070 |
| Dividends received | 800 | 6 400 | 5 081 | 5 081 |
| Interest received | 781 | 1 349 | 337 | 719 |
| Other income from financial assets | 10 000 | 10 000 | 4 | 2 409 |
| Purchase of property, plant and equipment and intangible assets | (48 766) | (105 303) | (35 153) | (76 573) |
| Purchase of related entities | 0 | 0 | (167) | (167) |
| Purchase of short-term securities | 0 | 0 | (3 064) | (3 064) |
| Loans granted to related parties | 0 | (10 000) | 0 | 0 |
| **Net cash used in investing activities** | **(37 147)** | **(90 159)** | **(29 737)** | **(68 088)** |
| **FINANCING ACTIVITIES** | | | | |
| Proceed from borrowings | 15 000 | 45 000 | 0 | 0 |
| Repayment of borrowings | 0 | 0 | (201) | (201) |
| Interest payment | (8 502) | (10 455) | (7 824) | (9 428) |
| Other financial cash flow | (68) | (144) | (90) | (188) |
| **Net cash used in financing activities** | **6 430** | **34 401** | **(8 115)** | **(9 817)** |
| **Change in cash and cash equivalents** | **4 225** | **(24 643)** | **7 363** | **(28 878)** |
| **Cash and cash equivalents at the beginning of period** | **809** | **29 677** | **17 009** | **53 250** |
| **Cash and cash equivalents at the end of period** | **5 034** | **5 034** | **24 372** | **24 372** |

# NOTES
# TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS
# OF ORBIS S.A.
# AS AT JUNE 30, 2008 AND FOR 6 MONTHS ENDED ON JUNE 30, 2008

TABLE OF CONTENTS

## 1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs close to 3.2 thousand persons (average full-time employment) and operates a network of 42 hotels (8,399 rooms) in 27 major cities, towns and resorts in Poland and manages two other hotels. The Company's hotels operate under Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels brands. In addition, the Company owns 5 hotels of Etap brand and hotel Mercure Grand in Warsaw which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The attached condensed interim financial statements have been **prepared as at June 30, 2008 and for 6 months ended June 30, 2008** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

These condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the annual financial statements of Orbis S.A. for 2007. These policies have been consistently applied to all the years presented in the financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached stand-alone interim financial statements of Orbis S.A. should be read in conjunction with the consolidated interim financial statements of the Orbis Group **as at June 30, 2008 and for 6 months ended on June 30, 2008** (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

## 2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

### 2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

### 2.2 Factors significant for the development of the Company

#### 2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

#### 2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

#### 2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 3. INCOME STATEMENT OF THE COMPANY

### 3.1 Income statement of the Company

| | 3 months ended 30.06.2008 | 3 months ended 30.06.2007 | % change 2008/2007 | 6 months ended 30.06.2008 | 6 months ended 30.06.2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Net sales of products, merchandise and raw materials | 182 636 | 177 789 | 2,73% | 315 197 | 310 474 | 1,52% |
| *% share in total revenues ** | **82,04%** | **81,49%** | | **86,76%** | **87,92%** | |
| Cost of goods sold | (119 243) | (115 640) | 3,12% | (230 517) | (223 809) | 3,00% |
| Selling and marketing costs | (10 092) | (10 384) | -2,81% | (18 364) | (19 154) | -4,12% |
| Administrative expenses | (26 457) | (29 753) | -11,08% | (49 966) | (54 076) | -7,60% |
| of which: | | | | | | |
| - depreciation and amortization | (31 457) | (30 890) | 1,84% | (62 951) | (61 198) | 2,86% |
| - staff costs | (48 980) | (53 102) | -7,76% | (96 814) | (101 127) | -4,26% |
| - outsourced services | (35 842) | (32 901) | 8,94% | (64 071) | (59 816) | 7,11% |
| *% share in total costs *** | **94,87%** | **95,75%** | | **95,00%** | **95,36%** | |
| Other operating income | 39 974 | 40 362 | -0,96% | 48 082 | 42 616 | 12,83% |
| Other operating expenses | (1 764) | (1 686) | 4,63% | (3 646) | (4 649) | -21,57% |
| **Adjusted operating profit - EBIT** | **65 054** | **60 688** | **7,19%** | **60 786** | **51 402** | **18,26%** |
| Finance income | 0 | 30 | | 0 | 30 | |
| Finance costs | (6 657) | (5 222) | 27,48% | (12 085) | (9 799) | 23,33% |
| **Profit before tax** | **58 397** | **55 496** | **5,23%** | **48 701** | **41 633** | **16,98%** |
| Income tax | (4 208) | (3 580) | 17,54% | (816) | (1 345) | -39,33% |
| **Net profit** | **54 189** | **51 916** | **4,38%** | **47 885** | **40 288** | **18,86%** |
| EBIT margin (EBIT/Revenues) | 35,62% | 34,13% | 1,49pp | 19,29% | 16,56% | 2,73pp |
| **EBITDA** | **96 511** | **91 578** | **5,39%** | **123 737** | **112 600** | **9,89%** |
| EBITDA margin (EBITDA/Revenues) | 52,84% | 51,51% | 1,33pp | 39,26% | 36,27% | 2,99pp |

** Total revenues mean the total value of sales, other operating income and financial income.*
*** Total costs mean the total value of costs of goods sold, selling and marketing costs, administrative expenses, other operating expenses and finance costs.*

Major changes of individual items of the income statement and comments on the results generated by Orbis S.A. in the second quarter of 2008 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

### 3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations is contained in point 4.5 of the notes to the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 4. BALANCE SHEET OF THE COMPANY

| | as at 30.06.2008 | as at 31.03.2008 | % change in 3 months ended on 30.06.2008 | as at 31.12.2007 | % change in 6 months ended on 30.06.2008 | as at 30.06.2007 | % change in 12 months ended on 30.06.2008 |
|---|---|---|---|---|---|---|---|
| Non-current assets | 2 139 840 | 2 111 107 | 1,36% | 2 108 621 | 1,48% | 2 039 937 | 4,90% |
| *% share in the balance sheet total* | *91,72%* | *93,25%* | | *93,30%* | | *91,75%* | |
| Current assets | 193 458 | 152 750 | 26,65% | 151 468 | 27,72% | 172 984 | 11,84% |
| *% share in the balance sheet total* | *8,29%* | *6,75%* | | *6,70%* | | *7,78%* | |
| Non-current assets held for sale | 0 | 0 | | 0 | | 10 561 | -100,00% |
| *% share in the balance sheet total* | *0,00%* | *0,00%* | | *0,00%* | | *0,47%* | |
| **TOTAL ASSETS** | **2 333 298** | **2 263 857** | **3,07%** | **2 260 089** | **3,24%** | **2 223 482** | **4,94%** |
| Equity | 1 715 954 | 1 680 196 | 2,13% | 1 686 500 | 1,75% | 1 601 471 | 7,15% |
| *% share in the balance sheet total* | *73,54%* | *74,22%* | | *74,62%* | | *72,03%* | |
| Non-current liabilities | 320 451 | 308 426 | 3,90% | 283 791 | 12,92% | 322 163 | -0,53% |
| of which: borrowings | 231 423 | 216 378 | 6,95% | 186 333 | 24,20% | 225 417 | 2,66% |
| *% share in the balance sheet total* | *13,73%* | *13,62%* | | *12,56%* | | *14,49%* | |
| Current liabilities | 296 893 | 275 235 | 7,87% | 289 798 | 2,45% | 299 848 | -0,99% |
| of which: borrowings | 185 345 | 187 303 | -1,05% | 183 951 | 0,76% | 184 043 | 0,71% |
| *% share in the balance sheet total* | *12,72%* | *12,16%* | | *12,82%* | | *13,49%* | |
| **TOTAL LIABILITIES** | **2 333 298** | **2 263 857** | **3,07%** | **2 260 089** | **3,24%** | **2 223 482** | **4,94%** |
| Debt/total capital employed ratio | 24,29% | 24,03% | 0,26pp | 21,96% | 2,33pp | 25,57% | -1,28pp |
| Debt ratio (total liabilities/total assets ratio) | 26,46% | 25,78% | 0,68pp | 25,38% | 1,08pp | 27,97% | -1,51pp |

### 4.1 Non-current assets

Owing to the nature of the business, the basic item of the Company's non-current assets is property, plant and equipment. Property, plant and equipment includes hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The value of this item remained at more or less the same level during the second quarter of 2008, as well as during the last 12 months, however, it displayed a slight rising trend as the impact of depreciation, sale of property, plant and equipment (particularly in 2007) and their reclassification to other balance sheet items was offset by consistently incurred major capital expenditure on new hotels and upgrading of the existing hotel properties.

Also, in the second quarter of this year the value of investment properties rose. This resulted from the start of operations by the recently upgraded Mercure Grand Warsaw and the newly opened Etap hotels in Cracow and Katowice with a different operator: the Company's subsidiary Hekon – Hotele Ekonomiczne S.A. Consequently, the value of the aforementioned properties in the books of Orbis S.A. was transferred from property, plant and equipment item to investment properties item.

### 4.2 Current assets

The major sub-item of current assets in the second quarter of 2008 comprises other current receivables. The item includes the dividend due from the Company's subsidiary Hekon – Hotele Ekonomiczne S,A., short-term loans granted to subsidiaries as well as short-term prepayments, advances on property, plant and equipment and intangible assets, as well as taxes, grants, customs duties, social security and other public-law benefits receivable. As compared to the balance as at March 31, 2008, this item grew considerably in the second quarter of 2008, due to booking the aforementioned dividend due. At the same time, among the differences compared to the end of 2007, one should mention increase in short-term prepayments, due to booking the fees for 2008, which are settled over time (including

(all amounts are quoted in PLN thousand, unless otherwise stated)

the fee for perpetual usufruct of land). The increase of this item during the 12 months was caused by the disbursement in 2007 of a loan of PLN 10 million to the Company's subsidiary Orbis Transport Sp. z o.o. and by rise in public-law receivables resulting from the generation of VAT receivable in respect of high capital expenditure. The second largest item of current assets comprises trade receivables. Its level is affected by turnover from hotel business, therefore the value of this item grew in the course of the last 3 and 6 months of the current year.

### 4.3 Non-current liabilities

Non-current liabilities of the Company comprise three main sub-items, of which borrowings represent the most substantial one. The increase of this item by PLN 15 million as compared to March 31, 2008, was caused by drawing a successive tranche of a fixed-term investment loan. The remaining items, i.e. provision for deferred income tax and provision for retirement benefits and equivalent obligations did not change substantially during 6 months of 2008 nor during the last 12 months.

### 4.4 Current liabilities

Alike in the case of non-current liabilities, the current liabilities item is dominated by the fixed-term loan and loans incurred from companies belonging to the Orbis Group. Their value remains at more or less the same level in all the presented periods. The second largest item is other current liabilities, whose increase over 6 months of 2008 was caused mainly by booking the dividend of PLN 18,431 thousand for shareholders of Orbis S.A., but also by rise in the value of deferred income and accrued expenses. Trade liabilities, another significant item of current liabilities, is affected by the seasonality in the Company's hotel business. Over the last 3 months, trade liabilities grew compared to the balance as at March 31, 2008.

### 4.5 Borrowings

| Creditor | Amount of borrowings outstanding as at the balance sheet date, i.e. 30.06.2008 | | Current borrowings | Non-current borrowings | |
|---|---|---|---|---|---|
| | PLN | EUR | | maturity from 1 to 3 years | maturity of over 3 years |
| Fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) | 273 399 | 0 | 41 976 | 115 559 | 115 864 |
| Loans - Hekon-Hotele Ekonomiczne S.A. | 143 369 | 0 | 143 369 | 0 | 0 |
| **TOTAL:** | **416 768** | **0** | **185 345** | **115 559** | **115 864** |

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 4.6 Changes in estimates of amounts

| Items in which major changes have occurred | As at 30.06.2008 (change in 3 months of 2008) | As at 31.03.2008 (change in 3 months of 2008) | % change in 3 months ended on 30.06.2008 | As at 31.12.2007 (change in 6 months of 2007) | % change in 6 months ended on 30.06.2008 | As at 30.06.2007 (change in 3 months of 2007) | % change in 12 months ended on 30.06.2008 |
|---|---|---|---|---|---|---|---|
| **DEFERRED TAX PROVISION AND ASSETS*** | | | | | | | |
| **Provision for deferred tax** | 55 896 | 58 661 | -4,71% | 63 817 | -12,41% | 62 367 | -10,38% |
| **PROVISIONS FOR LIABILITIES** | | | | | | | |
| **1. Provision for jubilee awards and retirement benefits** | **38 643** | **39 137** | **-1,26%** | **39 606** | **-2,43%** | **39 174** | **-1,36%** |
| opening balance | 39 137 | 39 606 | | 39 174 | | 35 469 | |
| - created | 1 890 | 0 | | 1 541 | | 5 554 | |
| - used | (2 384) | (469) | | (1 109) | | (1 849) | |
| - released | | 0 | | 0 | | 0 | |
| closing balance | 38 643 | 39 137 | | 39 606 | | 39 174 | |
| **2. Provision for restructuring costs** | **0** | **304** | **-100,00%** | **306** | **-100,00%** | **603** | **-100,00%** |
| opening balance | 304 | 306 | | 603 | | 2 159 | |
| - created | 0 | 0 | | 306 | | 0 | |
| - used | (304) | 0 | | (286) | | (1 556) | |
| - released | 0 | (2) | | (317) | | 0 | |
| closing balance | 0 | 304 | | 306 | | 603 | |
| **IMPAIRMENT OF ASSETS** | | | | | | | |
| **1. Impairment of financial non-current assets** | **3 985** | **3 985** | **0,00%** | **3 985** | **0,00%** | **6 059** | **-34,23%** |
| opening balance | 3 985 | 3 985 | | 6 059 | | 6 059 | |
| - created | 0 | 0 | | 0 | | 0 | |
| - used | 0 | 0 | | (2 074) | | 0 | |
| - released | 0 | 0 | | 0 | | 0 | |
| closing balance | 3 985 | 3 985 | | 3 985 | | 6 059 | |
| **2. Impairment of property, plant and equipment** | **389 598** | **423 090** | **-7,92%** | **423 888** | **-8,09%** | **467 307** | **-16,63%** |
| opening balance | 423 090 | 423 888 | | 467 307 | | 468 242 | |
| - created | 28 | 0 | | 29 338 | | 47 | |
| - transferred | (33 410) | 0 | | 0 | | (58) | |
| - used | (66) | (798) | | (17 012) | | (451) | |
| - released | (44) | 0 | | (55 745) | | (473) | |
| closing balance | 389 598 | 423 090 | | 423 888 | | 467 307 | |

* The deferred tax provision and assets are recognized according to their final netted balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

### 4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees

As at June 30, 2008, contingent assets and liabilities were as follows:

**Contingent liabilities**

| Title | Beneficiary | Debtor/nature of relations | Validity date | Amount as at the balance sheet date | Change in the amount in 3 months ended 30.06.2008 | Financial terms and other remarks |
|---|---|---|---|---|---|---|
| Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005 | PKO BP SA | Orbis Casino Sp. z o.o.- associated company | 06.12.2008 | 2 000 | 0 | Validity date corresponds to the date of validity of declaration on submission to enforcement procedure, the term of the surety is indefinite |
| Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006 | PKO BP SA | Orbis Casino Sp. z o.o.- associated company | 7.12.2010 | 2 000 | 0 | Validity date corresponds to the date of validity of declaration on submission to enforcement procedure, the term of the surety is indefinite |
| Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under investment loan facility granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005 | PKO BP SA | Orbis Casino Sp. z o.o.- associated company | 31.12.2012 | 1 000 | 0 | Validity date corresponds to the date of validity of declaration on submission to enforcement procedure, the term of the surety is indefinite |
| Surety for liabilities of the company Orbis Transport Sp. z o.o. which may arise under the loan facility granted by the bank under short-term loan agreement No. 2008/007 dated March 17, 2008 | Societe Generale SA Branch in Poland | Orbis Transport Sp. z o.o.- subsidiary company | 16.02.2009 | 30 000 | 0 | In accordance with Orbis SA statement on submission to enforcement procedure of up to PLN 30,000 thousand, the Bank will be able to issue a bank writ of execution until 15.02.2009 |
| | | | **TOTAL:** | **35 000** | **0** | |
| | | Including surety for loans or guarantees issued within the group: | | 30 000 | 0 | |
| | | | | **30 000** | **0** | |

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 5. CASH FLOWS IN THE COMPANY

| | 3 months ended on 30.06.2008 | 3 months ended on 30.06.2007 | % change 2008/2007 | 6 months ended on 30.06.2008 | 6 months ended on 30.06.2007 | % change 2008/2007 |
|---|---|---|---|---|---|---|
| Cash flows from operating activities | 34 942 | 45 215 | -22,72% | 31 115 | 49 027 | -36,53% |
| Cash flows from investing activities | (37 147) | (29 737) | 24,92% | (90 159) | (68 088) | 32,42% |
| Cash flows from financing activities | 6 430 | (8 115) | -179,24% | 34 401 | (9 817) | -450,42% |
| **Total net cash flows** | **4 225** | **7 363** | **42,62%** | **(24 643)** | **(28 878)** | **14,67%** |
| Cash and cash equivalents at the end of the period | 5 034 | 24 372 | -79,35% | 5 034 | 24 372 | -79,35% |

In the second quarter of the current year, the Company reported positive cash flows. In order to finance investment activities, it used cash generated from operating and investing activities. Cumulative net cash flows for two quarters were negative, which indicated that expenditure is also financed from own funds.

### 5.1 Operating activities

In the second quarter of 2008 the Company reported positive cash flows from operating activities. The most important negative adjustment was interest and dividends item, resulting from the subsidiary company Hekon - Hotele Ekonomiczne S.A. granting to Orbis S.A. a dividend of PLN 38,835 thousand in the second quarter of 2008. The highest positive adjustment was depreciation. This sum plus the profit made by the Company in the quarter resulted in positive cash flows from operating activities.

### 5.2 Investing activities

Traditionally, the Company reported negative cash flows from investing activities during the last 3 months of the year. This is a consequence of Orbis S.A. engagement in large hotel investments. The main sources of positive cash flows from investing activities was repayment of a loan by the Company's subsidiary PBP Orbis Sp. z o.o.

### 5.3 Financing activities

The basic driver of figures in respect of the financing activities in the first quarter of the current year, which resulted in positive cash flows, was drawing upon a successive tranche of an investment loan amounting to PLN 15 million. An important negative adjustment was repayment of interest on borrowings.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

| | As at 30.06.2008 | As at 31.03.2008 | % change in 3 months ended on 30.06.2008 | As at 31.12.2007 | % change in 6 months ended on 30.06.2008 | As at 30.06.2007 | % change in 12 months ended on 30.06.2008 |
|---|---|---|---|---|---|---|---|
| Share capital | 517 754 | 517 754 | 0,00% | 517 754 | 0,00% | 517 754 | 0,00% |
| Other reserves | 133 333 | 133 333 | 0,00% | 133 333 | 0,00% | 133 333 | 0,00% |
| Retained earnings | 1 064 867 | 1 029 109 | 3,47% | 1 035 413 | 2,84% | 950 384 | 12,05% |
| **Equity** | **1 715 954** | **1 680 196** | **2,13%** | **1 686 500** | **1,75%** | **1 601 471** | **7,15%** |

During the second quarter of 2008, the level of share capital remained invariably at the level reported in the preceding periods.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

Increase in retained earnings in the second quarter of 2008 by **PLN 35,758 thousand** was the result of booking net profit for the current reporting period and allocation of part of 2007 net profit for dividend.

Dividends paid.

- **Orbis S.A.** – on June 19, 2008 the Annual General Meeting of Shareholders took a resolution to distribute PLN 125,317 thousand of 2007 profit. A sum of PLN 18,431 thousand was allocated for dividend payment (40 groszy per share), the remaining part was retained in the Company for investment purposes. Dividend record date – July 15, 2008, dividend payment date – August 1, 2008.

Dividends received:

- **Orbis Kontrakty Sp. z o.o.** – dividend of PLN 6,400 thousand payable to "Orbis" S.A. by virtue of resolution No. IV of the Annual General Shareholders' Meeting of March 18, 2008. Paid into Orbis S.A. bank account in the first half of 2008.
- **Hekon - Hotele Ekonomiczne S.A.** – dividend of PLN 38,835 thousand payable to Orbis S.A. by virtue of resolution of the Annual General Meeting of Shareholders of June 26, 2008. As at June 30, 2008, the dividend remained a receivable.

## 7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring or one-off events that could have an impact upon the financial results of the Company were reported during the second quarter of 2008 and during the second quarter of 2007.

## 8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 9. RELATED PARTY TRANSACTIONS

In the period of 6 months of 2008 Orbis S.A. executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.) revenues amounted to PLN 1,127 thousand, including PLN 1,076 thousand under the management contract, while expenses totaled PLN 6,449 thousand, including PLN 6,444 thousand as license fee. Over six months of 2007, revenues amounted to PLN 888 thousand, including PLN 868 thousand under the management contract, while expenses totaled PLN 6,074 thousand, including PLN 6,062 thousand as license fee. As at June 30, 2008 receivables from the above transactions amounted to PLN 622 thousand, while as at June 30, 2007 they were equal to PLN 539 thousand. Payables under the above-mentioned transactions totaled PLN 4,500 thousand as at June 30, 2008, while as at June 30, 2007, the Company reported payables to Accor Polska Sp. z o.o. totaling PLN 4,238 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 800 thousand, while in the first half of 2007 this figure totaled PLN 816 thousand. Both as at June 30, 2008 and as at June 30, 2007, the Company reported no payables to Accor Centres de Contacts Clients.
- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels, which belong to Orbis S.A., in the first half of 2008 revenues from lease of Etap hotels equaled PLN 2,009 thousand, while in the first half of 2007, PLN 1,468 thousand.
- with Hekon - Hotele Ekonomiczne S.A., which from May 2008 has operated the Mercure Grand Warsaw hotel, owned by Orbis S.A., in the first half of 2008 revenues from lease of the Mercure Grand hotel totaled PLN 396 thousand.
- with PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., revenues from the sale of trademark in the first half of 2008 amounted to PLN 963 thousand, while in the first half of 2007 these revenues reached PLN 951 thousand
- with Hekon - Hotele Ekonomiczne S.A., revenues under the mutual service contract in the first half of 2008 amounted to PLN 1,703 thousand, and costs to PLN 1,394 thousand. In the corresponding period of 2007 revenues under these transactions amounted to PLN 1,535 thousand, and costs to PLN 1,273 thousand.
- with Hekon - Hotele Ekonomiczne S.A., costs of interest on borrowings in the first half of 2008 equaled PLN 4,128 thousand, and in the corresponding period of 2007 the cost of interest on borrowings reached PLN 2,389 thousand
- with PBP Orbis Sp. z o.o., costs of interest on a loan granted and repaid in the first half of 2008 equaled PLN 183 thousand.
- with Orbis Transport Sp. Z o.o. costs of interest on borrowings in the first half of 2008 equaled PLN 1,242 thousand, and in the corresponding period of 2007 the cost of interest on borrowings reached PLN 693 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

## 10. CHANGES IN ACCOUNTING POLICIES

No changes occurred during the reporting period in the accounting policies as compared to the financial statements published earlier.

(all amounts are quoted in PLN thousand, unless otherwise stated)

## 11. EVENTS AFTER THE BALANCE SHEET DATE

Events after the balance sheet date are described in point 12 of the consolidated interim financial statements of the Orbis Group as at June 30, 2008 and for 6 months ended on June 30, 2008.

## 12. SHAREHOLDERS

As at August 14, 2008, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at August 14, 2008, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

| Akcjonariusz (wyszczególnienie) | No. of shares held at Aug. 14,2008 (no. of voting rights at the GM) | % share in share capital as at Aug. 14, 2008 (% share in total no. of voting rights at the GM) | Change in the structure of ownership of major blocks of shares from May 16, 2008 to Aug. 14, 2008 (from submission of the last quarterly report) |
|---|---|---|---|
| - Accor S.A.: | 20 955 773 | 45,48% | |
| *including subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:* | *2 303 849* | *4,99%* | - |
| - BZ WBK AIB Asset Management S.A. -customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.: | 9 377 690 | 20,35% | |
| *including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.* | *6 502 334* | *14,11%* | *4,07%* |
| *(including on the funds' accounts: 1) Arka FIO* | *2 319 222* | *5,03%* | |
| *2) Arka Zrównoważony FIO)* | *2 322 338* | *5,04%* | |
| - Commercial Union OFE BPH CU WBK: | 2 338 652 | 5,08% | - |

## 13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last quarterly report.

As at August 14, 2008, members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węglowski - Vice-President of the Management Board
   holds 3 000 Orbis S.A. shares

3. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
4. Marcin Szewczykowski – Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at August 14, 2008, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Jacek Kseń
   does not hold any Orbis S.A. shares
3. Erez Boniel
   does not hold any Orbis S.A. shares
4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
7. Artur Gabor
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
    does not hold any Orbis S.A. shares

## 14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated interim financial statements of the Orbis Group.

END